Exhibit 99.2

Materialise NV

Technologielaan 15

3001 Leuven

Enterprise number: 0441.131.254

RPR/RPM Leuven

(the "Company" or “we”)

MANAGEMENT REPORT

TO THE ANNUAL GENERAL MEETING

TO BE HELD ON 16 JUNE 2026

Ladies and Gentlemen,

In accordance with the requirements laid down by law and the articles of association of the Company, the board of directors of the Company (the “Board of Directors”) is pleased to report to you about the activities of the Company and its subsidiaries (the "Group") for the financial year starting on January 1, 2025 and ending on December 31, 2025, and to present to you both the statutory annual accounts as well as the consolidated annual accounts as at December 31, 2025. This report has been prepared in accordance with articles 3:5 and 3:32 of the Belgian Code of Companies and Associations. For additional information, please refer to our annual report on Form 20-F, which has been filed with the SEC and is available on our website.

1.	Analysis of the operating results on a consolidated basis

On a consolidated basis, the results of our operations, as derived from our consolidated annual accounts prepared in accordance with IFRS as issued by IASB and adopted by the European Union, can be summarized as follows:

Comparison of the Years Ended December 31, 2025 and 2024

	Year Ended December 31,
	2025	2024	% Change

	(in thousands of €)		(%)
Revenue	267.633	266.765	0,3%
Cost of sales	(114.684)	(115.940)	(1,1)%
Gross profit	152.949	150.826	1,4%

Research and development expenses	(46.089)	(44.400)	3,8%
Sales and marketing expenses	(61.591)	(61.620)	(0,0)%
General and administrative expenses	(40.122)	(39.597)	1,3%
Net other operating income (expenses)	3.789	4.223
Operating (loss) profit	8.936	9.432

Financial expenses	(5.616)	(2.969)
Financial income	3.968	7.677
(Loss) profit before taxes	7.287	14.139

Income taxes	429	(733)
Net (loss) profit for the year	7.716	13.406

Comparison for the Years Ended December 31, 2025 and 2024 by Segment

	Materialise Medical	Materialise Software	Materialise Manufacturing	Total Segments	Unallocated (1)	Consolidated

	(in thousands of €, except percentages)
For the year ended December 31, 2025
Revenues	134.239	40.907	92.486	267.633		267.633
Segment Adjusted EBITDA	42.983	5.469	(4.236)	44.217	(11.830)	32.386
Segment Adjusted EBITDA %	32,0%	13,4%	(4,6)%	16,5%		12,1%
Segment Adjusted EBIT	36.635	2.487	(15.980)	23.143	(12.541)	10.601
Segment Adjusted EBIT %	27,3%	6,1%	(17,3)%	8,6%		4,0%

For the year ended December 31, 2024
Revenues	116.358	43.899	106.508	266.765		266.765
Segment Adjusted EBITDA	35.562	5.562	1.660	42.784	(11.300)	31.484
Segment Adjusted EBITDA %	30,6%	12,7%	1,6%	16,0%		11,8%
Segment Adjusted EBIT	29.202	2.141	(9.565)	21.778	(12.037)	9.741
Segment Adjusted EBIT %	25,1%	4,9%	(9,0)%	8,2%		3,7%

(1) Unallocated segment adjusted EBITDA and segment adjusted EBIT consist of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition expenses related to business combinations or divestiture-related expenses, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and Adjusted EBIT and that are not allocated to the reporting segments.

Comparison for the Years Ended December 31, 2025 and 2024

	Year ended December 31,
In 000€	2025	2024
Assets
Non-current assets	197.038	205.823
Current assets	223.607	190.513
Total assets	420.646	396.336

Equity and liabilities
Equity attributable to the owners of the parent	255.562	248.578
Non-controlling interest	(80)	(86)
Equity	255.482	248.492
Non-current liabilities	73.280	45.666
Current liabilities	91.884	102.178
Total equity and liabilities	420.646	396.336

Analysis

Revenue. Revenue increased by € 0,9 million , or 0,3%, to € 267,6 million in the year ended December 31, 2025, from € 266,8 million in the year ended December 31, 2024.

Revenue from our Materialise Medical segment increased € 17,9 million, or 15,4%, from € 116,4 million in the year ended December 31, 2024, to € 134,2 million in the year ended December 31, 2025. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 2,3 million, or 7,9%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 84,9% of all medical software revenues in the year ended December 31, 2025, compared to 85,0% in the year ended December 31, 2024. Our non-recurrent revenue from perpetual licenses and services decreased by 3,9% to € 4,4 million in the year ended December 31, 2025, compared to € 4,6 million in the year ended December 31, 2024. Deferred revenue from license and maintenance fees amounted to € 1,8 million in the year ended December 31, 2025, compared to € 1,8 million in the year ended December 31, 2024. Revenues from medical devices and services grew by € 15,1 million, or 18,4%, in the year ended December 31, 2025, driven by growth in all of our sales channels across our different core markets. As of December 31, 2025, our Materialise Medical segment operated 56 3D printers, as compared to 51 as of December 31, 2024.

Revenue from our Materialise Software segment decreased € 3.0 million, or 6.8%, from € 43.9 Revenue from our Materialise Software segment decreased € 3,0 million, or 6,8%, from € 43,9 million in the year ended December 31, 2024, to € 40,9 million in the year ended December 31, 2025. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 1,3 million, or 3,9%, in the year ended December 31, 2025. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 4,2 million, or 36,6%, in the year ended December 31, 2025. Deferred revenue from license and maintenance fees amounted to € 0,1 million in the year ended December 31, 2025, compared to € 0,6 million in the year ended December 31, 2024.

Revenue from our Materialise Manufacturing segment decreased € 14,0 million, or 13,2% mainly due to macro-economic headwinds, from € 106,5 million in the year ended December 31, 2024, to € 92,5 million in the year ended December 31, 2025. Materialise Manufacturing operated 126 3D printers, 28 CNC machines and 5 vacuum casting machines as of December 31, 2025, compared to 155 3D printers, 39 CNC machines and 5 vacuum casting machines as of December 31, 2024, respectively.

Cost of sales. Cost of sales was € 114,7 million in the year ended December 31, 2025, compared to € 115,9 million in the year ended December 31, 2024, representing a decrease of € 1,3 million, or 1,1%. This decrease in cost of sales was related to decreased subcontracting volumes, offset by increased sales volumes, and the impact of inflation related to energy, materials and compensation expenses.

Gross profit. Gross profit increased € 2,1 million from € 150,8 million in the year ended December 31, 2024, to € 152,9 million in the year ended December 31, 2025, mainly driven by increased total revenue, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 57,1% in the year ended December 31, 2025, compared to 56,5% in the year ended December 31, 2024.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to € 147,8 million in the year ended December 31, 2025, compared to € 145,6 million in the year ended December 31, 2024. R&D expenses increased from € 44,4 million to € 46,1 million, or 3,8%. S&M expenses remained stable at € 61,6 million. G&A expenses increased from € 39,6 million to € 40,1 million, or 1,3%, including € 0,8 million non-recurring expenses related to the Euronext listing in November 2025.

Net other operating income. Net other operating income decreased to € 3,8 million, in the year ended December 31, 2025, compared to € 4,2 million in the year ended December 31, 2024. Net other operating income included gains on withholding tax exemptions of € 2,8 million, grants received of € 2,5 million, and R&D tax credits of € 0,9 million. These gains were partially offset by amortization expenses of acquired intangible assets, which represented an expense of € 3,1 million for the year ended December 31, 2025. Net other operating income included withholding tax exemptions of € 3,4 million, grants received of € 1,5 million, R&D tax credits of € 1,2 million, and an expense of € 3,3 million for the year ended December 31, 2024.

Net financial income (financial income and financial expense). Net financial expense was € 1,6 million in the year ended December 31, 2025, compared to a net financial income of € 4,7 million in the year ended December 31, 2024. The net financial expense in 2025 was primarily attributable to a higher negative impact from unfavorable foreign exchange rate fluctuations.

Income taxes. Income taxes in the year ended December 31, 2025 amounted to € 0,4 million, which was a combination of deferred tax benefits amounting to € 1,4 million and current income tax expenses of € 0,9 million.

Net profit/loss. As a result of the factors described above, net profit amounted to € 7,7 million in the year ended December 31, 2025 compared to € 13,4 million in the year ended December 31, 2024.

EBIT and EBITDA. As a result of the factors described above, our consolidated EBIT was € 8,9 million in the year ended December 31, 2025, compared to € 9,4 million in the year ended December 31, 2024, a decrease of € 0,5 million. Our consolidated EBITDA was € 30,7 million in the year ended December 31, 2025, compared to € 31,2 million in the year ended December 31, 2024, a decrease of € 0,5 million. During 2025, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. Our 2025 EBIT and EBITDA included expenses of € 1,7 million from share-based compensation expenses and restructuring and corporate initiatives. These expenses were not reflected in our Adjusted EBIT and Adjusted EBITDA. Our consolidated Adjusted EBIT was € 10,6 million in the year ended December 31, 2025, compared to € 9,7 million in the year ended December 31, 2024, an increase of € 0,9 million. Our consolidated Adjusted EBITDA was € 32,4 million in the year ended December 31, 2025, compared to € 31,5 million in the year ended December 31, 2024, an increase of € 0,9 million.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 43,0 million in the year ended December 31, 2025, compared to € 35,6 million in the year ended December 31, 2024. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 32,0% in the year ended December 31, 2025 from 30,6% in the year ended December 31, 2024. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues, improved gross margins, and costs control while R&D investments further increased.

Our Materialise Software segment’s Adjusted EBITDA was € 5,5 million in the year ended December 31, 2025, compared to € 5,6 million in the year ended December 31, 2024. This segment’s Adjusted EBITDA margin increased to 13,4% in the year ended December 31, 2025, from 12,7% for the year ended December 31, 2024. The increase in the segment’s Adjusted EBITDA margin was the result of costs control, despite the execution of further R&D investments and the transition to a cloud and subscription-based business model.

Our Materialise Manufacturing segment’s Adjusted EBITDA amounts to € (4,2) million in the year ended December 31, 2025, from € 1,7 million in the year ended December 31, 2024. The Adjusted EBITDA margin of this segment decreased to (4,6)% in the year ended December 31, 2025, from 1,6% in the year ended December 31, 2024, as a result of continued unfavorable market conditions impacting revenue, combined with ongoing investments in our growth business lines .

The total balance sheet amounted to € 420,6 million in the year ended December 31, 2025, compared to € 396,3 million in the year ended December 31, 2024.

Non-current assets decreased € 8,8 million to € 197,0 million in the year ended December 31, 2025. Our goodwill decreased by € 0,2 million. Our intangible assets, property, plant & equipment and right-of-use assets decreased by € 5,1 million to € 143,9 million. Our other non-current assets amount to € 6,0 million.

Our cash and cash equivalents increased with € 31,6 million to € 133,9 million per December 31, 2025.

Our loans & borrowings increased € 23,9 million to € 57,5 million per December 31, 2025. Of the total debt, € 7,8 million is short term.

Total equity per December 31, 2025 amounts to € 255,5 million compared to € 248,5 million last year.

2.	Analysis of the operating results at the level of the company

At the level of the Company, the results of our operations, as derived from our statutory annual accounts prepared in accordance with Belgian GAAP, can be summarized as follows:

Comparison of the Years Ended December 31, 2025 and 2024

	Year Ended December 31,
	2025	2024	% Change
	(in thousands of €)		(in thousands of €)
Operating income	210,929	207,793	1.5%
70 Turnover	181,050	180,552	0.3%
71 Stocks of finished goods and WIP increase	-(9)	60	-114.6%
72 Own work capitalized	24,479	21,365	14.6%
74 Other operating income	5,409	5,815	7.0%
76 Non-recurring operating income	0	0

Operating charges	203,107	201,627	0.7%
60 Raw materials-consumables	41,516	43,052	-3.6%
61 Services and other goods	62,315	64,980	-4.1%
62 Remuneration, social security and pensions	63,397	62,109	2.1%
63 Depreciations and other amounts written off	32,769	30,258	8.3%
64 Other operating charges	399	523	-23.8%
66 Non-recurring operating charges	2,711	705	284.6%

Operating profit (loss)	7,822	6,166	26.9%

Financial income	21,432	29,778
Financial charges	17,738	23,127
Gain (loss) on ordinary activities before taxes	11,515	12,817

Transfer from deferred taxes and tax free reserves	1	1
Taxes on result	283	195
Net profit	11,232	12,623

	Year Ended December 31,
	2025	2024
	(in thousands of €)
Assets	394,683	375,491
Formation expenses	406	1,380
Fixed assets	172,301	177,979
Current assets	221,976	196,132

Equity and Liabilities	394,683	375,491
Equity	259,827	248,596
Provisions and deferred taxes	256	432
Amounts payable	134,600	126,463

Analysis

The evolution of the operations of the Company is in line with the operations of the Group. Reference is made to Section 1 of this report in this respect.

Operating income was € 210.9 million in the year ended December 31, 2025 compared to € 207.8 million in the year ended December 31, 2024, an increase of € 3.1 million, or 1.5%.

Operating charges amounted to € 203.1 million in the year ended December 31, 2025, compared to € 201.6 million in the year ended December 31, 2024. This increase of 0.7% was mainly due to:

•         an increase in remuneration cost of € 1.3 million or 2.1%;

•         a decrease in purchases of services & other goods of € 2.7 million or 4.1%;

•         a decrease in purchases of raw materials & consumables of € 1.5 million or -3.6%;

•         depreciation and provisions increased € 2.5 million to € 32.8 million and includes 100% depreciation of development expenses of € 23.7 million that were activated in 2025, allowing the company to keep benefiting from tax credits.

As a result, the operating result in 2025 amounted to € 7.8 million, compared to € 6.2 million in 2024.

Financial income amounted to € 21.4 million in the year ended December 31, 2025, compared to € 29.8 million in the year ended December 31, 2024 and included dividends of € 4.6 million received from subsidiaries.

Financial charges amounted to € 17.7 million in the year ended December 31, 2025, compared to € 23.1 million in the year ended December 31, 2024.

In 2025, net profit amounted to € 11.2 million, compared to a net profit of € 12.6 million last year.

The total balance sheet amounted to € 394.7 million in the year ended December 31, 2025, compared to € 375.5 million in the year ended December 31, 2024.

Fixed assets net book value decreased € 5.7 million to € 172.3 million in the year ended December 31, 2025.

Our other long term receivables amounted to € 4.9 million in the year ended December 31, 2025, compared to € 9.2 million in the year ended December 31, 2024.

Our cash at bank increased € 37.0 million to € 119.0 million in the year ended December 31, 2025.

Our financial debt increased € 25.0 million to € 57.4 million in the year ended December 31, 2025 of which € 7.8 million was related to short term debt.

Total equity at December 31, 2025 amounted to € 259.8 million compared to € 248.6 million at December 31, 2024. The increase of €11.2 million reflects the net result recorded for the year.

Based on the positive operating result of the year, we maintain our valuation rules in the company based on going concern. Such presumption is justified by the Company's strong equity position of € 259.8 million at December 31, 2025 and the outcome of the sensitivity testing that we have performed on our projected income statements and bank covenants.

Appropriation of profit

The net profit for 2025, to be appropriated, amounted to € 11,232,309.

Together with the profit carried forward from previous financial years of € 3,653,735, we propose the total amount to be appropriated of € 14,908,473 to be carried forward in its entirety after withdrawing € 22,430 from reserves.

3.	Structure and development of the group

As of today Materialise NV has the following (direct and indirect) subsidiaries:

Name	Jurisdiction of Incorporation	Comments
Materialise SAS	France
Materialise GmbH	Germany
Materialise Japan K.K.	Japan
Materialise s.r.o.	The Czech Republic
Materialise USA, LLC	United States
OBL SAS	France
Materialise Austria GmbH	Austria
MATERIALISE SDN. BHD	Malaysia
Materialise Ukraine LLC	Ukraine
RapidFit NV**	Belgium
Materialise SA	Poland
Meridian Technique Limited	United Kingdom
Materialise Netherlands BV	The Netherlands	Materialise Netherlands BV was incorporated on the 8th of January 2025
Materialise Colombia SAS	Colombia
Materialise Motion NV	Belgium
Materialise Shanghai Co. Ltd	China
Materialise Australia PTY Ltd	Australia
Materialise S.R.L.	Italy
ACTech Holding GmbH	Germany
ACTech GmbH	Germany
ACTech North America Inc.	United States
Engimplan Engenharia de Implante Industria E Comércio Ltda	Brazil
Engimplan Holding Ltda	Brazil
Materialise Limited	South Korea
Tianjin Zhenyuan Materialise Medical Technology Ltd	China
FEops NV	Belgium
Orthoview Holdings Limited	United Kingdom	The dissolution (or strike-off) process ended the 18th of March 2025.

*Materialise also has representative offices in Spain and Hungary.

** Materialise announced on 31 March 2026 that its subsidiary RapidFit NV will be transferred to the existing management team. Closing of the transaction is expected to take place on or around 30 April 2026.

4.	Material events since the end of the financial year

On 30 March 2026, the Group reached an agreement for the sale of business assets relating to its RapidFit operations to the current management team. The transaction resulted in the disposal of certain assets and liabilities that had been classified as assets held for sale as at 31 December 2025. The sale was carried out for a consideration equal to the carrying amount of the disposed assets and liabilities and, accordingly, no material gain or loss on disposal will be recognized. The divested activity did not constitute a discontinued operation and was not material to the Company’s consolidated financial position, results of operations or cash flows. As the transaction was completed after the reporting period and confirmed the carrying amount of the assets held for sale as at 31 December 2025, no adjustments were made to the consolidated financial statements for the year 2025. The transaction is expected to be completed on or around 30 April 2026.

5.	Risks and uncertainties

The risks and uncertainties with which both the Group and the Company are faced, can be summarized as follows. For a more detailed explanation of these risks, please refer to the 20-F related to fiscal year 2025. However, other than those risks and uncertainties, we are not aware of any circumstances that are likely to have a material influence on the development of the Company.

Risks relating to our business and strategy

•	The growth of the additive manufacturing market is uncertain. We may not be able to maintain or increase the market share or reputation of our software and other products and services required to remain or become a market standard.

•	The transition to cloud-based software subscription models may not be successfully developed or implemented.
•	We depend on sales to the industrial and medical sectors, and in particular on the automotive/aerospace and orthopedic/craniomaxillofacial segments within those sectors, as well as on certain customers in those sectors.

•	We rely on collaborations and strategic agreements for the development of products and services and expansion into new markets, which involves risks, including the ability to establish, maintain or effectively manage relationships and realize their intended benefits.

•	We operate in highly competitive market segments with rapidly declining barriers to entry.

•	Our artificial intelligence and machine learning initiatives may not achieve their intended results.

•	We may encounter unforeseen difficulties in the construction and operation of key components of our 3D printing infrastructure.

Risks related to the Group’s operations

•	We may experience disruptions to our information technology systems, including security breaches affecting our products and computer systems, our customers’ networks, or third-party hosting services, as well as service interruptions involving third-party technology, platform, carrier, server and hardware providers or our local servers. In this context, we face specific risks relating to the privacy and security of the personal data we collect, and our insurance coverage may remain insufficient to cover resulting liabilities.

•	Our international operations expose us to a variety of global and local economic, social, political and operational risks, and failure to adequately manage these risks could adversely affect our operating results. Inflation, changes in tax laws or treaties, and broader macroeconomic conditions (such as the conflict in Ukraine) have adversely affected and may continue to adversely affect our results.

•	If our relationships with suppliers, including suppliers with a limited supply of raw materials, services, consumables and other components, were terminated, or if our manufacturing and service arrangements were disrupted, this could adversely affect our operations.

•	Failure to retain and motivate qualified key personnel could adversely affect our business operations.

•	Errors or defects in our software or other products may result in additional costs, loss of revenue and business opportunities, reputational harm and potential liability, while our insurance policies may not provide adequate coverage for such liabilities.

•	Our operations are subject to environmental laws and other governmental regulations, as well as emerging sustainability risks, including environmental, social and governance (ESG) matters and disruptions affecting our 3D printing service centers, which could have a material adverse effect on our business operations, financial condition and operating results.

Risks related to our Materialise Medical Segment and regulatory environment

•	Our medical operations, financial condition, operating results and cash flows may be materially and adversely affected by extensive governmental regulation.

•	The use, including misuse or off-label use, of our medical services and products may be considered unauthorized use or unlawful promotion, which could harm our market reputation or result in injuries giving rise to product liability claims, regulatory sanctions, or — in cases where our products cause or contribute to death, serious injury or malfunction — obligations under medical device adverse event reporting regulations, potentially triggering voluntary corrective actions or enforcement by competent authorities. Furthermore, relevant governmental authorities may order a recall if our marketed medical devices are defective or pose safety risks, or we may initiate a voluntary recall ourselves.

•	Alternative medical solutions may outperform the solutions we offer, potentially rendering our solutions obsolete.

•	The 3D printing operations of our Materialise Medical segment must operate within a quality management system compliant with the regulations of various jurisdictions, including the requirements of ISO 13485 and the U.S. Quality System Regulation, which is costly and may subject us to enforcement actions.

Risks Related to Our Intellectual Property

•	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

•	Certain technologies and patents have been developed jointly with partners, and we may face restrictions relating to such jointly developed intellectual property.

Risks related to our ordinary shares and American Depositary Shares (ADSs)

•	Our ordinary shares and ADSs may experience price and volume fluctuations, and future sales of substantial amounts of ordinary shares or ADSs on either or both exchanges on which they are listed, or the perception that such sales may occur, may adversely affect the market value of the securities or shareholders’ interests.

•	Members of our board of directors and senior management own a significant percentage of our ordinary shares, possess substantial voting power and are able to exercise significant influence over matters subject to shareholder approval. In addition, holders of ADSs are not considered shareholders of our company and therefore do not have shareholder rights in our company other than the rights granted under the deposit agreement. Holders of ADSs may have limited voting rights, may not receive distributions or any value therefor if distribution is impracticable or unlawful, have limited rights to call shareholder meetings or submit proposals, and are also subject to certain transfer restrictions.

•	The dilutive effect of our warrants may adversely affect the future market price of our ordinary shares or ADSs or otherwise adversely affect the interests of our shareholders.

•	We currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future and, accordingly, the only opportunity for investors to realize a return on their investment during that period is through appreciation in the value of our ordinary shares or ADSs.

•	As a foreign private issuer with a dual listing on Euronext Brussels and Nasdaq, we are exempt from certain U.S. securities laws and Nasdaq corporate governance rules, file less information with the SEC than domestic U.S. issuers, and may lose our foreign private issuer status in the future, which would result in significant additional costs. Furthermore, investors outside Belgium may experience difficulties in serving process or enforcing foreign judgments against us, our directors and senior management.

•	If we fail in the future to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial condition, operating results or cash flows, which could negatively affect investor confidence in us.

•	Operating as a dual-listed company has resulted in, and will continue to result in, significantly higher costs and substantial management time devoted to regulatory compliance, and may require the engagement of additional qualified accounting and financial personnel.

•	We are a Belgian public limited liability company listed in the United States and Belgium, and shareholders of our company may have different and more limited shareholder rights than shareholders of a company listed in Belgium or the United States.

•	Investors may not be able to participate in equity offerings and holders of ADSs may not receive any value for rights that we may grant.

•	Shareholders in jurisdictions with currencies other than the euro face additional foreign exchange risk, and fluctuations in the exchange rate between the euro and the U.S. dollar may increase the risk of holding our securities.

•	Fluctuations in the exchange rate between the euro and the U.S. dollar may increase the risk of holding our ADSs and ordinary shares.

•	We do not expect to be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes, but there is a risk of such classification in the future, which could have materially adverse U.S. federal income tax consequences for U.S. investors in our ordinary shares or ADSs.

•	Changes in our U.S. federal income tax classification, or that of our subsidiaries, could have adverse tax consequences for our U.S. shareholders holding 10% or more of our shares.

6.	Circumstances that may significantly influence the development of the company

No developments are known that may significantly influence the Company, except for those described under Chapters 4 “Material events since the end of the financial year” and 5 “Risks and uncertainties”.

7.	existence of company branches

The Company does not have any branches in Belgium. The Company has two branches in Spain and Hungary.

8.	Research and development

We maintain an ongoing research and development program to enhance and further expand the capabilities of our existing technology portfolio, which explains our continued investments across a broad range of disciplines, including software development, industrial, mechanical and biomedical engineering.

We have a long history of research and development through collaborative partnerships, which complement our internal development efforts. As of December 2025, we were active in more than 20 government-funded research projects and also employed several researchers holding government-funded fellowships. Due to our platform technologies and strong track record of successfully commercializing scientific innovations, we receive many requests to participate in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaboration in order to create healthy ecosystems for their successful implementation.

As of 31 December 2025, we had more than 50 active research and development projects at various stages of completion and approximately 536 FTEs and fully dedicated consultants engaged in research and development activities at our facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

Our research and development projects include, among others, the following:

•	various software development projects, including projects aimed at engineering and design for 3D printing and addressing existing technological challenges (such as the processing of large volumes of data and advanced image segmentation), which are expected to benefit both the Materialise Software segment and the Materialise Medical segment;

•	research projects to understand and develop advanced software tools for industrially relevant additive manufacturing technologies (polymer powder bed fusion (laser sintering) and metal powder bed fusion (both laser- and electron beam-based), stereolithography, FDM (also known as fused filament fabrication), binder jetting powder bed fusion, DLP-based printing and inkjet-based technologies);

•	research projects within the Materialise Medical segment for the development of patient-specific surgical planning tools, surgical drill and cutting guides or implants for orthopedic, CMF and cardiovascular procedures;

•	research projects relating to the use of virtual and augmented reality within the Materialise Medical segment;

•	research and development projects in the field of smart digital technologies for the mass personalization of wearable devices;

•	various research projects concerning the use of artificial intelligence and (deep) machine learning in the fields of image processing and additive manufacturing; and

•	multiple research projects focused on improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit each of our three segments.

We also regularly apply for research and development grants and subsidies under, among others, European, Belgian, British, French and German grant regulations. We have received grants and subsidies from various governments, including the Flemish government (VLAIO, or Flanders Innovation & Entrepreneurship), the European Union (FP7 and Horizon 2020 framework programmes) and BMBF, the German Federal Ministry of Education and Research.

We expect to continue making significant investments in research and development in the future.

9.	Financial instruments

The Company has used interest rate and foreign currency swaps as financial instruments in the course of the financial period. More detailed information is included in note 20 of our annual report on Form 20-F.

10.	CORPORATE GOVERNANCE STATEMENT

10.1	Governance principles

The Company aims to maintain high standards of corporate governance and bases itself on the Belgian Corporate Governance Code 2020 (the Belgian Corporate Governance Code) as its reference code. The Belgian Corporate Governance Code can be consulted on the website of the Corporate Governance Committee (www.corporategovernancecommittee.be).

The Belgian Corporate Governance Code is based on a “comply or explain” approach. Belgian listed companies must comply with the Belgian Corporate Governance Code but may deviate from it within the limits of Belgian law, provided that they disclose the reasons for such deviation in the corporate governance statement included in their annual report.

The Company applies the ten corporate governance principles of the Belgian Corporate Governance Code and complies with its corporate governance provisions, except for the following:

-	Principle 7.6: “Non-executive directors receive part of their remuneration in the form of shares of the company. These shares must be held for at least one year after the non-executive director leaves the board and at least three years after their grant. However, no stock options are granted to non-executive directors.” Non-executive directors do not receive any part of their remuneration in the form of shares. This deviation from Principle 7.6 of the Belgian Corporate Governance Code is justified by the Company’s objective of ensuring that directors act in the interest of all stakeholders and not only shareholders. In addition, the Company’s strategy and activities, as a company that has embraced a “built-to-last” principle, are fully and exclusively driven by a long-term vision. The Company considers that its governance framework and practices already ensure that directors act with a view to sustainable long-term value creation; and

-	Principle 7.9: “The board sets a minimum threshold of shares to be held by members of the executive management.” The Company has not established a minimum number of shares (or options or subscription rights) to be held by members of the Executive Committee. This deviation from Principle 7.9 of the Belgian Corporate Governance Code is justified by the fact that members of the Executive Committee are always driven by a long-term vision that is inherently linked to the Company’s additive manufacturing activities. Such activities can only be assessed over the long term, as reflected in the Company’s strategy and business model. Moreover, the remuneration of Executive Committee members can already be linked to the Company’s future performance in other ways, such as through the variable component of their remuneration and the granting of subscription rights with a 10-year term.

Furthermore, the remuneration granted to directors, persons entrusted with daily management, and other persons responsible for management, in accordance with Article 19 of the Company’s articles of association (the Articles of Association), is exempt from Article 7:91 of the Belgian Companies and Associations Code (BCCA).

More information on the Company’s governance can also be found in the Corporate Governance Charter at www.investors.materialise.com/corporate-governance/corporate-governance-documents.

Following the listing of the Company’s ADSs on Nasdaq, the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), and the listing rules of the Nasdaq Stock Market apply to the Company. Consequently, Materialise is also subject to the U.S. Sarbanes-Oxley Act of 2002 and to certain U.S. securities laws and regulations relating to corporate governance. Materialise complies with the applicable Nasdaq Stock Market listing rules and with all applicable U.S. laws and regulations relating to capital markets.

10.2	Risk management and internal audit

The Belgian legal and regulatory framework on risk management and internal control consists of the relevant provisions of the Law of 17 December 2008, in particular concerning the establishment of an audit committee, the Law of 6 April 2010 on strengthening corporate governance, as well as the Belgian Corporate Governance Code.

The Executive Committee (as defined below) is responsible for risk management and internal control systems. Under the supervision of the Executive Committee, the management team is responsible for developing an appropriate organisation and a suitable internal control system for carrying out the activities of the subsidiary and managing risks.

The Audit Committee (as defined below) is responsible for overseeing the effectiveness of the Company’s risk management, its internal control systems and its internal audit function.

(a)	Risk management

Risk management, including market risks and operational risks, falls primarily under management’s responsibility. Managers, where necessary assisted by internal audit, regularly report to the Executive Committee on risk assessment and risk mitigation; the Executive Committee formally evaluates risks twice a year and assigns risk-mitigation measures. The results of this assessment are submitted to the Board of Directors in the form of a detailed management report in which risks and challenges are analysed.

(b)	Internal audit function

The Audit Committee oversees the internal audit function. Internal audit is an independent, objective assurance and advisory activity designed to add value and improve the organisation’s operations. It helps the organisation achieve its objectives by applying a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes. Internal audit is performed in accordance with the International Professional Practice Framework. The Audit Committee ensures that internal audit activities are focused on the operations and risk areas it considers critical. It ensures that the internal audit function reduces the likelihood of fraud and errors and provides effective risk mitigation.

The internal audit function is responsible for carrying out tests of internal controls over financial reporting, as well as audit assignments in accordance with the annual internal audit plan, which is prepared and reviewed to help the organisation effectively mitigate risks across its entire operations. The audit assignments follow the audit methodology described in the internal audit charter, and the internal audit manuals are designed to ensure that the Group complies with shared service processes relating to its operations, industrial production, and consolidation guidelines. At the end of each audit assignment, the internal audit function issues an audit report containing findings and recommendations.

The Executive Committee is responsible for the timely design and implementation of corrective measures in response to each of the internal audit findings and recommendations. The Executive Committee determines the corporate policy and procedures for internal control, risk management, and operational organisation for the entire Group; the segments are responsible for more detailed procedures of the quality management system. Group-wide policies to ensure consistency and alignment within the Group include internal audit and accounting manuals, documentation on IT controls, risk management and high-level documentation on entity-level controls, as well as all key processes such as HR/remuneration, revenue and revenue recognition, procurement, accounting, consolidation, fixed assets, grants, inventory, taxes, treasury and subscription rights.

(c)	External audit function

The statutory auditor of the Company is KPMG Bedrijfsrevisoren BV, represented by Mr Tim Vermeiren. The statutory auditor performs the external audit of both the consolidated and statutory financial statements of Materialise NV and reports to the Board of Directors. The statutory auditor was reappointed at the ordinary General Meeting of Shareholders of 6 June 2023 for a three-year term ending immediately after the closing of the ordinary General Meeting of Shareholders to be held in 2026, which will deliberate and resolve on the statutory annual accounts for the financial year ended 31 December 2025.

In 2025, the Company paid fees amounting to EUR 1,295,000 (excluding VAT) to the statutory auditor for the audit of the statutory and consolidated annual accounts. In addition, EUR 128,000 (excluding VAT) was paid to the statutory auditors for audit-related services.

The Board of Directors, on the recommendation of the Audit Committee, proposes to the General Meeting of Shareholders to be held on 16 June 2026 to reappoint KPMG Bedrijfsrevisoren BV, represented by Mr Tim Vermeiren, as statutory auditor of the Company for a period of three years.

(d)	Description of the main characteristics of the internal control and risk management system

(i)	General

Internal control over the Group’s financial reporting is a process established by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer, and carried out by management and other employees in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external reporting purposes in accordance with IFRS.

(ii)	Risk management

Risk management, including market risk and operational risk, falls primarily under management’s responsibility. Managers report, where necessary supported by Internal Audit, regularly on risk assessment and risk mitigation to the Executive Committee; the Executive Committee formally reviews risks twice a year and assigns risk control measures. The results of these assessments are submitted to the Board of Directors in the form of a detailed management analysis in which risks and challenges are evaluated.

(i)	Supervision of control mechanisms

The Executive Committee is responsible for risk management and internal control systems. Under the supervision of the Executive Committee, the management team is responsible for developing an adequate organisation and an appropriate internal control system for the subsidiary’s operations and risk management.

The Audit Committee is responsible for overseeing the effectiveness of the Company’s risk management, its internal control systems, and its internal audit function.

(iii)	Internal control and risk management systems (including financial reporting)

Internal control over the Group’s financial reporting is a process established by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer, and carried out by management and other employees to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS.

Control measures are in place to minimise the impact of risks on the Company’s ability to achieve its objectives. In order to adequately manage identified risks, the Company has implemented the following measures:

-	Internal control over financial reporting, including policies and procedures that:

o	relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

o	provide reasonable assurance that transactions are recorded in a manner that enables the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only with the authorisation of the Board of Directors and management;

o	provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposal of assets that could have a material impact on the financial statements;

-	Subsidiaries within the Group submit monthly financial information, including balance sheets and income statements. This information is used to prepare the Group’s consolidated balance sheet and income statement and is reviewed by management for accuracy and reliability;

-	On a quarterly basis, subsidiaries provide additional financial disclosures, which are used to prepare the Group’s consolidated balance sheet, income statement and cash flow statement. These consolidated financial statements are supplemented by detailed analyses, including an assessment of key financial indicators such as working capital development;

-	Consolidated financial and non-financial results are presented on a quarterly basis to the Audit Committee and the Board of Directors. These reviews include “actual versus budget” comparisons, analysis of key reporting period highlights, and updated forecasts for each business segment. This periodic reporting forms an essential input for Board-level discussions and decision-making, enabling the Group to evaluate performance, identify risks and adjust strategic priorities effectively.

Management, including the Chief Executive Officer and the Chief Financial Officer, concluded as of 31 December 2025 that the Company’s disclosure controls and procedures were effective.

The material weaknesses in internal control over financial reporting identified as of 31 December 2024 were fully remediated during 2025 through a remediation programme. This programme included the implementation of additional controls relating to the revenue process, strengthening risk assessment processes for system changes, and expanding compliance functions with additional qualified staff. Management concluded as of 31 December 2025, based on the COSO 2013 framework, that internal control over financial reporting was effective.

For the remainder, reference is made to Item 15, which forms part of the Company’s Form 20-F filed with the SEC and available on its website.

10.3	Board of Directors

(a)	Role

The Company has opted for a one-tier governance structure. The Board of Directors is authorised to perform all acts necessary or useful for the Company’s purpose, except for those acts that are specifically reserved by law or by the Articles of Association to the Company’s general meeting of shareholders (the General Meeting). The Chair of the Board of Directors (the Chair) or, in their absence, the Vice-Chair (if appointed) or the most senior of the directors present (the Directors) presides over meetings of the Board of Directors.

The exclusive powers and responsibilities of the Board of Directors include:

-	approving the Company’s strategy (including its risk appetite), as recommended by the Chief Executive Officer (CEO) and on proposal of the Company’s Executive Committee (the Executive Committee or ExCom), and supervising the Company’s key objectives;

-	appointing and dismissing the Chief Executive Officer and determining their powers and responsibilities, as well as appointing and dismissing the company secretary;

-	ensuring that there is a succession plan for the Chief Executive Officer and other members of the Executive Committee, and periodically reviewing this plan;

-	determining the structure of the Executive Committee, supervising and evaluating its performance, and assessing the achievement of the Company’s medium- and long-term strategy;

-	appointing and dismissing members of Board committees and appointing and dismissing the chairs of all Board committees;

-	ensuring processes are in place for orderly and timely succession of Board members;

-	monitoring and evaluating the effectiveness of the Board of Directors and its committees, as well as assessing the Board’s interactions with management;

-	proposing candidates for the Board of Directors for approval by the General Meeting of Shareholders, on recommendation of the Remuneration and Nomination Committee, and setting the selection criteria for Directors;

-	taking overall responsibility for supervising the Company’s activities and performance (including in the area of sustainability) and compliance with laws and regulations, as well as overseeing the internal control and risk management function in cooperation with the Audit Committee, and working with the Audit Committee to ensure that the Executive Committee develops appropriate, adequate and cost-effective internal control and risk management mechanisms;

-	reviewing, assessing and approving the Company’s budget and forecasts;

-	reviewing, assessing and approving the Company’s financial and operational results, including annual, half-year and, where applicable, quarterly accounts and consolidated financial statements, examining the financial position of any subsidiaries where necessary, and presenting to the General Meeting of Shareholders a clear and complete assessment of the Company’s financial position as prepared by the Chief Executive Officer;

-	evaluating and approving all key judgments relating to the application of IFRS in the preparation of the Company’s financial statements on recommendation of the Audit Committee;

-	convening General Meetings of Shareholders and determining the resolutions to be submitted for approval, including but not limited to resolutions relating to the allocation of annual results and requests for discharge of the Board of Directors;

-	setting the Company’s corporate communication policy, it being understood that external communication on behalf of the Company (after approval by the Board of Directors) is reserved to the Chair and the Chief Executive Officer, with the right of delegation; the policy shall ensure the integrity and timely disclosure of the Company’s financial statements and other material information; and

-	approving a code of conduct (or multiple activity-specific codes of conduct), setting out expectations regarding responsible and ethical behaviour for management and employees, and overseeing compliance with such code at least annually.

The powers and responsibilities further include, on the advice of the Chief Executive Officer:

-	appointing and dismissing members of the Executive Committee, other than the Chief Executive Officer, and appointing and dismissing managers of foreign offices;

-	approving the annual budget and investment plans, approving the annual capital expenditure plan, and approving all unplanned capital expenditures exceeding EUR 1,000,000 in aggregate;

-	approving financial transactions and financial commitments and related guarantees, other than intra-group transactions or working capital facilities;

-	approving the opening, closure or transfer of subsidiaries, branches, registered offices, business locations or business units, and approving entry into new geographical markets;

-	approving capital contributions, acquisitions (M&A) and divestitures, as well as financial investments (shares, bonds and other financial assets);

-	approving the disposal of intellectual property rights and granting exclusive rights to third parties that have a material impact on a business segment’s activities;

-	approving acquisitions, disposals, transfers or mortgages of real estate rights or long-term lease agreements;

-	approving purchase and supply contracts with a total annual value exceeding EUR 3,000,000; and

-	approving sales contracts or cooperation agreements with a total annual value exceeding EUR 3,000,000.

The Board of Directors has entrusted the day-to-day management of the Company to De Vet Management BV, represented by Brigitte de Vet-Veithen, the Chief Executive Officer, in accordance with Article 7:121 of the Belgian Code of Companies and Associations (BCCA).

The Board of Directors and, with respect to day-to-day management, one or more delegates for day-to-day management may delegate specific powers to one or more persons.

(b)	Composition

In accordance with Article 16 of the Articles of Association, the Board of Directors consists of at least seven and at most eleven members. At least three members of the Board must be independent within the meaning of Article 7:87 of the Belgian Companies and Associations Code (BCCA) and Principle 3.5 of the Belgian Corporate Governance Code. As at 31 December 2025, the Board consisted of ten members, eight of whom are non-executive directors and four of whom are considered independent within the meaning of Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code.

As long as Wilfried Vancraen and Hilde Ingelaere (spouses) and their three children, Linde, Sander and Jeroen Vancraen (together, the Family Shareholders), jointly, directly or indirectly, hold 20% or more of the shares, up to six members of the Board of Directors must, if requested by a Family Shareholder, be appointed exclusively from a list of candidates proposed by a majority of all Family Shareholders who, on the date of appointment, individually, directly or indirectly, hold at least 3% of the shares. If a director nominated by the Family Shareholders resigns or is removed, the resulting vacancy must be filled by a candidate proposed by a majority of the remaining directors nominated by the Family Shareholders (where applicable).

(c)	Nomination of the members of the Board of Directors

The members of the Board of Directors are appointed by the General Meeting of Shareholders. The members of the Board of Directors are appointed for a term of up to four years in accordance with the Corporate Governance Charter, although Belgian law and the Articles of Association provide for a maximum term of six years. This term is renewable by the General Meeting of Shareholders.

If a seat on the Board of Directors becomes vacant, the remaining Directors have the right to co-opt a Director to fill the vacancy until the next General Meeting of Shareholders, which shall proceed with the definitive appointment of a member. In the absence of confirmation, the mandate of the co-opted Director ends at the close of that next General Meeting of Shareholders, without prejudice to the validity of the composition of the Board of Directors until that time.

Directors are appointed by the General Meeting of Shareholders upon proposal of the Board of Directors, based on a recommendation of the Remuneration and Nomination Committee, taking into account, where applicable, candidates proposed by the Family Shareholders. The Remuneration and Nomination Committee assesses candidates based on predefined criteria, including independence, competence, availability and the absence of conflicts of interest.

The Board of Directors selects candidates for independent Board positions taking into account the independence criteria set out in Article 7:87 of the Belgian Companies and Associations Code (BCCA), as provided for in the applicable Articles of Association. The Board also takes into account the following independence criteria set out in Principle 3.5 of the Belgian Corporate Governance Code:

-	not being, or having been within the three years preceding appointment, an executive director or a person entrusted with day-to-day management of the Company or a related company or person. Alternatively, no longer holding stock options of the Company linked to such function;

-	not having served as a non-executive director for more than 12 years in total;

-	not being, or having been within the three years preceding appointment, an employee of senior management (as defined in Article 19, 2° of the Law of 20 September 1948 on the organisation of business) of the Company or a related company or person. Alternatively, no longer holding stock options of the Company linked to such function;

-	not receiving or having received during their mandate or within three years prior to appointment significant remuneration or any other significant patrimonial benefit from the Company or a related company or person, other than remuneration received as a non-executive director;

-	(a) at the time of appointment, not holding directly or indirectly, alone or jointly, shares representing in total one tenth or more of the capital of the Company or one tenth or more of the voting rights; (b) not being proposed by a shareholder meeting the conditions set out under (a);

-	not maintaining, or having maintained in the year preceding appointment, a significant business relationship with the Company or a related company or person, either directly or as partner, shareholder, director or member of senior management of a company or person maintaining such a relationship;

-	not being, or having been within the three years preceding appointment, a partner or member of the audit team of the Company, nor a person who is, or has been within the three years preceding appointment, the statutory auditor of the Company or a related company or person;

-	not being an executive of another company in which an executive of the Company is a non-executive director and not having other significant links with executive directors of the Company through involvement in other companies or bodies; and

-	not having, within the Company or a related company or person, a spouse, legal partner or close family member up to the second degree who performs a function as director, executive or person entrusted with day-to-day management or as a member of senior management (as defined in Article 19, 2° of the Law of 20 September 1948 on the organisation of business), or falling under any of the other cases referred to in points 1 to 8 above and, with regard to point 2, up to three years after the date on which the relevant related person ended their last mandate.

If the Board of Directors decides to propose a candidate for appointment as an independent Director who does not meet all the criteria set out in Principle 3.5 of the Belgian Corporate Governance Code, the Board shall explain the reasons why it considers the candidate to be independent, in accordance with Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code. Each independent member of the Board of Directors who no longer meets the independence criteria on the basis of which they were appointed shall immediately inform the Board of Directors thereof. The independence criteria under the BCCA and the Belgian Corporate Governance Code differ from the independence criteria under the Nasdaq Stock Market Listing Rules.

Members of the Board of Directors may be dismissed at any time by the General Meeting of Shareholders. A member of the Board of Directors may resign at any time.

(d)	Diversity

In accordance with Article 7:86 of the Belgian Companies and Associations Code (BCCA), the Board of Directors is composed of at least one-third members of the other gender, although the gender diversity requirement will only apply to the Company as from 1 January 2031. The composition of the Board of Directors ensures diversity in skills, backgrounds, nationalities, age and gender.

(e)	Functioning

The Board has appointed Wilfried Vancraen as Chair from among its members. The responsibilities of the Chair include preparing and chairing Board meetings, facilitating open discussions, ensuring compliance with governance standards and representing the Board externally, including towards shareholders and other key stakeholders. The Chair may not simultaneously hold the position of Chief Executive Officer.

The Board of Directors meets as often as the interests of the Company require, and within 14 days following a request by two Directors or by the Chief Executive Officer. Most Board meetings are held each year at the Company’s registered office in Belgium.

Members of the Executive Committee attend Board meetings in whole or in part, as determined by the Board of Directors. Non-executive members of the Board of Directors meet at least once a year in the absence of the Chief Executive Officer and other executives.

Board meetings may also be held via teleconference, videoconference or any other means of communication allowing participants to hear each other continuously and actively participate in the meetings. Participation through the above means is deemed equivalent to physical attendance at the meeting. The Board of Directors may adopt unanimous written resolutions.

The Board may validly deliberate only if at least a majority of its members is present or represented. If this quorum is not met due to conflicts of interest, the Board of Directors may nevertheless validly deliberate and resolve, provided that at least two Directors are present. If the quorum requirement of a majority of members is not met, a new meeting must be convened. The second meeting may validly deliberate and resolve on the items on the agenda of the first meeting, regardless of the number of Directors present or represented, provided that at least two Directors are present. Resolutions of the Board are adopted by a simple majority of votes. In the event of a tie, the Chair has the casting vote.

(f)	Evaluation of the Board

The Board of Directors evaluates at least every three years its performance, size, composition and functioning, as well as that of its committees, and its interaction with the Executive Committee. The evaluation is carried out through a formal process in accordance with a methodology approved by the Board of Directors.

(g)	Current members of the Board of Directors

As at 31 December 2025, the Board was composed as follows (this composition has not changed up to the date of this annual report) (each a Director).

Name	Function	Director since	End of mandate(1)	Membership of board committees
Wilfried Vancraen	Founder and Chairman of the Board of Directors	1990	2026
Peter Leys	Director	2013	2026	Remuneration and Nomination Committee (Chair)
A Tre C BV, permanently represented by Johan De Lille	Director	2006	2026	Audit Committee (Chair)
Hilde Ingelaere	Director	1997	2026
Sander Vancraen	Director	2020	2026
Jürgen Ingels	Director	2013	2026	Audit Committee
Marleen Mannekens	Director	2025	2026	Audit Committee
Godelieve Verplancke	Director	2015	2026	Remuneration and Nomination Committee
Bart Luyten	Director	2017	2026	Remuneration and Nomination Committee
Volker Hammes	Director	2018	2026

(1) The current term of office of all mandates is one year and expires at the end of the annual General Meeting of Shareholders in 2026. The list of candidates for appointment at the General Meeting of Shareholders to be held on 26 June 2026 will be finalised for inclusion in the proposed resolutions of the general meeting.

Bart Luyten, Volker Hammes, Godelieve Verplancke and Marleen Mannekens meet the criteria for independent Directors under Article 7:87 of the Belgian Companies and Associations Code (BCCA) and Principle 3.5 of the Belgian Corporate Governance Code, as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules. The independence criteria under the BCCA and the Belgian Corporate Governance Code differ from those under the Nasdaq Stock Market Listing Rules. In particular, under Principle 3.5 of the Belgian Corporate Governance Code, A Tre C BV (permanently represented by Johan De Lille) and Jürgen Ingels are no longer considered independent because their tenure exceeds 12 years. However, the Nasdaq Stock Market Listing Rules do not contain a similar requirement, and the Board has determined that A Tre C BV (permanently represented by Johan De Lille) and Jürgen Ingels remain independent under the Nasdaq Stock Market Listing Rules.

Below follows a brief summary of the professional experience of the current members of the Board of Directors.

Wilfried Vancraen, Chair of the Board of Directors. Wilfried Vancraen has been a Director since the incorporation of the Company in July 1990. Wilfried Vancraen was Chief Executive Officer of the Company from July 1990 until 31 December 2023. He previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he became acquainted with 3D printing. Driven by his passion for this new technology and convinced of its potential to contribute to a better and healthier world, he founded Materialise in July 1990. Wilfried Vancraen holds several patents relating to technical and medical applications of 3D printing and remains committed to using the technology to bring positive change to people’s lives. In recent years, he received the RTAM/SME Industry Achievement Award, the highest distinction in the 3D printing industry, was named the most influential person in additive manufacturing by industry professionals and TCT Magazine, and was listed by the Financial Times as one of the five leading players in his sector. He also received a Visionaries! Award in 2013 from the Museum of Art and Design in New York. Wilfried Vancraen holds a Master of Science in Electromechanical Engineering and a Master in Business Administration from KU Leuven. In 2017, he was inducted into the TCT Hall of Fame for his contributions to the 3D printing industry. In 2018, he was selected by the Additive Manufacturing Users Group (AMUG) for the Innovators Showcase and received the Industry Dino Award. In 2019, Wilfried Vancraen was appointed honorary professor at the Department of Mechanical Engineering of KU Leuven on the recommendation of the Faculty of Engineering for his role as founder and CEO of the company.

Peter Leys, non-executive member of the Board of Directors. Peter Leys has been a Director since 2013. He previously served as Executive Chairman of the Company from 2013 until 31 December 2023. Prior to that, from 1990 to 2013, he worked at the Brussels office of Baker & McKenzie CVBA, where he specialised in mergers and acquisitions and capital markets. Peter Leys holds a Bachelor’s degree in Philosophy from KU Leuven and Master’s degrees in Law from KU Leuven and the University of Georgia.

Johan De Lille, non-executive member of the Board of Directors. Johan De Lille has permanently represented A Tre C BV as Director since July 2006. He began his professional career in 1988 as an auditor at Arthur Andersen LLP. In 1994, he became Vice President & Group Controller at Ackermans & van Haaren NV, a Belgian listed holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of CFO of Option NV, a Belgian listed technology company, in 2001. In September 2002, he joined Delhaize Group, a Belgian listed company, as Vice President & Controller, and later became Chief Internal Auditor of Delhaize Group in August 2006 and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2013, he has been Chief Financial & Information Officer of BMT Group, an industrial family-owned holding active in precision machining. In 1988, he received the award for the best thesis from the Faculty of Economics at KU Leuven. In 2010, he received the CFO Magazine Award for the best financial team of the year in working capital in Belgium. He holds a Master’s degree in Economics, specialising in Econometrics and Mathematical Economics, from KU Leuven.

Hilde Ingelaere, member of the Board of Directors. Hilde Ingelaere co-founded Materialise together with Wilfried Vancraen in 1990 and has been a Director since 1997. In the early years at Materialise, she led various departments, including human resources, finance and legal, and served as Executive Vice President of Materialise until 31 December 2023. She continues to play an important role in supporting the Company’s activities in South America and in strategic negotiations with a focus on partnerships. Prior to joining Materialise, she conducted cardiovascular clinical research at Bristol-Myers Squibb from 1986 to 1989, and then worked as a business analyst at Plant Genetic Systems from 1989 to 1992. She holds a Master’s degree in Bio-Engineering Sciences from KU Leuven, specialising in biotechnology, and a Master’s degree in Business Administration from KU Leuven.

Sander Vancraen, non-executive member of the Board of Directors. Sander Vancraen has been a Director since 2020. He holds a Bachelor’s degree in Aerospace Engineering from Delft University of Technology, with a thesis on a GES (Gravity Explorer Satellite) providing low-cost data on temporal changes in the Earth’s gravity field for scientific use. He also holds a Master’s degree in Aerospace Engineering, specialising in Space Exploration, from Delft University of Technology, with a thesis on a COTS GNSS receiver, testing an embedded receiver for the Indian Space Research Organization. In 2013, he completed a three-month internship at Materialise USA in Plymouth, Michigan, supporting the clinical engineering team. From 2013 to 2018, he managed a hotel, Intermezzo. Since October 2018, he has been a design engineer for the EASA DOA of TUI fly, a charter airline.

Jürgen Ingels, non-executive member of the Board of Directors. Jürgen Ingels has been a Director since November 2013. He is the founder and managing partner of Smartfin, a private equity fund for growth companies established in December 2014. In October 2014, he sold Clear2Pay NV/SA, a global innovator in payment software technology which he founded in 2000, to FIS Global. Clear2Pay’s clients include major global and regional financial institutions such as ING Group, Banco Santander S.A., Crédit Agricole S.A., BNP Paribas, the US Federal Reserve, Royal Bank of Scotland and the People’s Bank of China. He began his private equity career in 1997 at Dexia NV/SA, focusing on investments in technology companies. He currently serves on the boards of several companies, including Projective Group NV, Willemen Group, Ghelamco NV and Warehouses De Pauw NV. In 2015, he co-founded The Glue, a provider of infrastructure solutions for financial institutions. In 2018, he founded Scale-Ups.eu and has organised SuperNova, a four-day technology event in Antwerp with more than 30,000 visitors, since then. He holds a Master’s degree in Business Administration and a Master’s degree in Political and Social Sciences from the University of Antwerp.

Marleen Mannekens, non-executive member of the Board of Directors. Marleen Mannekens was elected in 2025 as a new independent Director of Materialise NV. Since November 2024 she has been a financial advisor. From April 2021 to October 2024 she was a partner at Grant Thornton Belgium. She has been a lecturer at Vives University of Applied Sciences since September 2024, at Ghent University since September 2023, and at Karel de Grote University College since September 2016. From November 2012 to September 2020 she was Assurance Partner at Ernst & Young LLP. She is a member of the board and audit committee of Euler Hermes North America Insurance Company (a subsidiary of Allianz Trade) since October 2024, and has served since January 2020 as director and chair of the audit and risk committee of Euler Hermes SA (trading name Allianz Trade) and since July 2021 of Euler Hermes Group SAS. She is also a member of the board and audit and finance committee of AZ Alma hospital since January 2024, and a director of the “Patronale Dienst voor Organisatie en Kontrole van de Bestaanszekerheidsstelsels” since June 2023. She is a member of various technical committees of the Belgian Institute of Registered Auditors (IBR/IRE) and has recently been appointed Vice-Chair of ICCI, a foundation for information and research for statutory auditors. She holds a Master’s degree in Business Engineering from Solvay Business School and a Master’s degree in Tax Management from the Solvay Brussels School of Economics and Management.

Godelieve Verplancke, non-executive and independent member of the Board of Directors. Godelieve Verplancke has been an independent Director of the Company since June 2015. She began her career in 1984 at The Beecham Group (now part of GlaxoSmithKline) and has since held senior management positions at Merck & Co. and Bristol-Myers Squibb, where she served as Managing Director of the Belgian/GDL subsidiary until 2012. She has also served on the boards of Europe Hospitals in Brussels, Imelda Hospital in Bonheiden, Euronext fund Quest for Growth, MDxHealth and the Cancer Foundation. She is the founder and CEO of Qaly@Beersel, a nursing home in Belgium. She holds a medical degree (MD – KU Leuven), a postgraduate degree in economics and a Master’s degree in Business Administration from the University of Antwerp. She has also followed executive programmes at INSEAD, CEDEP, Columbia University and Vlerick Business School, and is a certified Executive Coach (PCC).

Bart Luyten, non-executive and independent member of the Board of Directors. Bart Luyten has been an independent Director of the Company since June 2017 and previously acted, from 2012 to 2015, as representative of one of the Directors. He is the founder and managing partner of SmartFin, a private equity platform investing through four investment vehicles in technology companies at early and growth stages. He previously founded and managed Sniper Investments NV, a B2B technology fund established in 2010. He has experience as investment director at Partners At Venture, managing partner at Privast Capital Partners, and general partner at Nausicaa Ventures, all Belgian private equity and venture capital funds focused on B2B technology investments. He currently holds board positions in several European B2B technology companies, including Betty Blocks and Eyesee. He holds a Master of Science in Applied Economics from the University of Antwerp and a postgraduate degree in SME management from VIZO Brussels.

Volker Hammes, non-executive and independent member of the Board of Directors. Volker Hammes has been an independent Director of the Company since November 2018. He has been Managing Director of BASF New Business GmbH, a subsidiary of BASF SE (FWB: BAS), since January 2016, and has also served as Managing Director and later Chairman of BASF 3D Printing Solutions GmbH since 2017 and 2019 respectively. Between 2012 and 2016, he held various executive roles within BASF subsidiaries, including CEO and Managing Director for the Business Center Turkey, Middle East and North Africa. He has also served on the boards of Essentium Inc. (until 2024) and Evolve Additive Solutions, both industrial 3D printing companies. He holds a Master of Science in Mechanical Engineering, Polymer Technology from RWTH Aachen University.

(h)	Report on the activities of the Board of Directors

In 2025, 13 meetings of the Board of Directors were held. The table below sets out the attendance of each Director at Board meetings.

Name	Attendance
Wilfried Vancraen (Chair)	13 out of 13 meetings
Peter Leys	13 out of 13 meetings
A Tre C BV, permanently represented by Johan De Lille	11 out of 13 meetings
Hilde Ingelaere	13 out of 13 meetings
Sander Vancraen	13 out of 13 meetings
Jürgen Ingels	10 out of 13 meetings
Marleen Mannekens (director as from 7 June 2025)	9 out of 9 meetings
Godelieve Verplancke	13 out of 13 meetings
Bart Luyten	12 out of 13 meetings
Volker Hammes	13 out of 13 meetings
Jos Vander Sloten (director until 7 June 2025)	2 out of 4 meetings

In 2025, the Board met in connection with the preparation of the annual and extraordinary General Meeting of Shareholders held on 3 June 2025 and the extraordinary General Meeting of Shareholders on 14 November 2025. The regular Board meeting schedule provides for two meetings per quarter: one to discuss strategic topics, and a second to review the financial results of the previous quarter and approve the press release published prior to the earnings call. In addition to these eight meetings, additional Board meetings were convened to discuss matters relating to the preparation of the Company’s listing on Euronext and the Company’s share buyback programme.

Members of the Executive Committee attend Board meetings in whole or in part, as determined by the Board of Directors. Non-executive members of the Board of Directors meet at least once a year in the absence of the Chief Executive Officer and other executives.

10.4	Committees of the Board of Directors

In accordance with the Articles of Association, the Board of Directors may establish committees from among its members and entrust them with the performance of specific tasks. The tasks, powers and working procedures of the committees are determined by the Board of Directors. To the extent permitted by law and the Articles of Association, significant powers of the Board of Directors may also be delegated to committees.

(a)	Audit Committee

The Board has established an Audit Committee (the Audit Committee). In accordance with Article 7:99 of the Belgian Companies and Associations Code (BCCA) and the relevant principles of the Belgian Corporate Governance Code, the Audit Committee consists of at least three non-executive Directors, including at least one independent Director and at least one Director with expertise in accounting and auditing, who together possess expertise in the Company’s activities. As at the date of this annual report, the composition of the Audit Committee complies with Article 7:99 of the BCCA and Principle 4.3 of the Belgian Corporate Governance Code. The Audit Committee consists of three (non-executive) members: A Tre C BV (permanently represented by Johan De Lille) (Chair of the Audit Committee), Jürgen Ingels and Marleen Mannekens. Marleen Mannekens is considered independent within the meaning of Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code, as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules, and each of Johan De Lille, Jürgen Ingels and Marleen Mannekens is qualified as an “expert in accounting and auditing” as defined in Article 7:99 of the BCCA and as an “audit committee financial expert” as defined in the Exchange Act, as evidenced by their various past and current senior management and board mandates.

The members of the Audit Committee appoint a chair, who may not be the Chair of the Board of Directors.

The Audit Committee assists the Board of Directors in overseeing the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements, and reports the results of its activities to the Board of Directors. The Audit Committee’s policies and procedures remain flexible to allow timely responses to the needs of a continuously evolving professional environment. The responsibilities of the Audit Committee include in particular:

-	Statutory auditors: The Audit Committee oversees the appointment, remuneration, engagement and work of the statutory auditors, who report directly to the Audit Committee. It pre-approves all audit and permitted non-audit services and may delegate pre-approval authority to designated members, with subsequent reporting. At least once a year, the Audit Committee assesses the independence, qualifications and quality control procedures of the statutory auditors, including partner rotation and any relationships that could affect objectivity. The Audit Committee takes appropriate measures to ensure auditor independence and compliance with applicable laws and regulations.

-	Financial statements and annual audit: The Audit Committee meets with management and the statutory auditors to review the scope, staffing and results of the annual audit, key accounting judgments, internal controls, off-balance sheet transactions and the impact of regulatory and accounting initiatives. It reviews and discusses the annual and interim financial statements, including key disclosures and audit results, as well as any significant audit issues, difficulties or disagreements with management. The Audit Committee ensures that the auditors have communicated the required matters under applicable auditing standards and confirms their independence. On the basis of these reviews, the Audit Committee may recommend to the Board of Directors that the audited financial statements be included in the Company’s annual report.

-	Internal control over financial reporting: The Audit Committee reviews management’s assessment of the effectiveness of internal controls, discusses any material weaknesses or significant deficiencies and management’s remediation plans, evaluates related disclosures and consults with the statutory auditors on their assessment. It also oversees management’s process regarding certifications under Section 302 of the Sarbanes-Oxley Act of 2002 and any material changes in internal controls.

-	Internal audit: The Audit Committee makes recommendations regarding the appointment or replacement of the internal auditor and meets periodically with the internal auditor to discuss responsibilities, staffing, key reports and management’s responses.

-	Other powers and responsibilities: The Audit Committee reviews earnings releases, financial forecasts and correspondence with regulators, as well as legal matters that may have a material impact on the financial statements. It oversees procedures for reporting accounting or audit-related concerns by employees, investigates submitted complaints and periodically reports to the Board of Directors. At least once a year, the Audit Committee evaluates its own performance and reviews its charter, recommending changes to the Board where appropriate.

The Audit Committee meets at least quarterly and more frequently if deemed necessary. It periodically meets separately with the Executive Committee, the Company’s statutory auditor, the Company’s (other) independent auditor, and the Company’s internal auditor, where applicable. In 2025, five meetings of the Audit Committee were held. The table below shows the attendance of each member at Audit Committee meetings.

Name	Attendance
A Tre C BV (permanently represented by Johan De Lille)	4 out of 5 meetings
Jürgen Ingels	2 out of 5 meetings
Marleen Mannekens (as from 24 June 2025)	2 out of 3 meetings
Bart Luyten (until 24 June 2025)	2 out of 2 meetings

In addition, the statutory auditor attended two meetings of the Audit Committee. As a general rule, the CFO, the Group Controller and the Director of Internal Audit are invited to attend Audit Committee meetings, unless the Chair of the Audit Committee or a majority of its members decides to meet in closed session, and the Audit Committee may, at its discretion, invite other persons to attend its meetings.

In 2025, the Audit Committee met in connection with internal controls over financial reporting and the progress of internal audit testing in this regard, financial reporting work carried out by the Company’s finance teams, accounting matters and the analysis of financial results, and to report on this analysis to the Board of Directors.

(b)	Remuneration and Nomination Committee

The Board of Directors has established a Remuneration and Nomination Committee (the Remuneration and Nomination Committee). In accordance with Article 7:100 of the Belgian Companies and Associations Code (BCCA) and the relevant principles of the Belgian Corporate Governance Code, the Remuneration and Nomination Committee consists of at least three non-executive Directors, a majority of whom are independent Directors, and who have expertise in remuneration policy. In accordance with Principle 4.20 of the Belgian Corporate Governance Code, the Board has opted for a combined Remuneration and Nomination Committee. As at the date of this annual report, the composition of the Remuneration and Nomination Committee complies with Article 7:100 of the BCCA and Principles 4.3, 4.17 and 4.19 of the Belgian Corporate Governance Code. The Remuneration and Nomination Committee consists of three (non-executive) members: Peter Leys (Chair of the Remuneration and Nomination Committee), Bart Luyten and Godelieve Verplancke. Bart Luyten and Godelieve Verplancke are each considered independent within the meaning of Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code, as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules.

The Remuneration and Nomination Committee makes recommendations on the level of remuneration of the members of the Executive Committee, establishes and periodically reviews the rules and level of remuneration for Directors holding a special mandate or serving on one or more Board committees (including the mix of base salary, short-term and long-term incentives and termination payments), as well as the rules for reimbursement of Directors’ business expenses. The Remuneration and Nomination Committee makes proposals to the Board of Directors regarding the annual evaluation of the performance of the Executive Committee and the achievement of the Company’s strategy against agreed performance measures and targets. It prepares the Company’s remuneration report and presents it at the General Meeting of Shareholders.

The Remuneration and Nomination Committee also assists the Board of Directors in selecting the most suitable executives for the Company, identifies qualified individuals, ensures an adequate number of independent Directors, and recommends candidate Directors for appointment by the Board and approval by the General Meeting of Shareholders. It ensures that sufficient and regular attention is given to succession planning for executives and that appropriate talent development programmes and leadership diversity initiatives are in place.

The recommendations of the Remuneration and Nomination Committee must be approved by the Board of Directors and, where required by law, subsequently by the General Meeting of Shareholders.

The Remuneration and Nomination Committee ensures that Directors are aligned with the Company’s vision. All current and future Directors are expected to embody and uphold the core principles of innovation, long-term success, a partnership mindset, and commitment to strong succession.

The Remuneration and Nomination Committee meets at least twice a year and whenever necessary or desirable to fulfil its duties and responsibilities. In 2025, two meetings of the Remuneration and Nomination Committee were held. The table below shows the attendance of each member at Remuneration and Nomination Committee meetings.

Name	Attendance
Peter Leys (since 23 September 2025)	1 out of 1 meeting
Bart Luyten (as from 24 June 2025)	1 out of 1 meeting
Godelieve Verplancke	2 out of 2 meetings
Hilde Ingelaere (until 23 September 2025)	1 out of 1 meeting
Jos Vander Sloten (until 24 June 2025)	1 out of 1 meeting

In 2025, the Remuneration and Nomination Committee met in connection with the remuneration of the members of the Board of Directors and the remuneration of the CEO and other members of the Executive Committee.

10.5	Executive Committee

(a)	Role and composition of the Executive Committee

The Executive Committee consists, as at the date of this annual report, of eight members, as further described below. The Board of Directors has entrusted the CEO with the day-to-day management of the Company. The CEO reports directly to the Board. The Executive Committee supports the CEO in the day-to-day management of the Company and in the implementation of the business strategy as determined by the Board. The members of the Executive Committee, except for the CEO, report to the CEO. The responsibilities of the Executive Committee include in particular:

-	managing the Company;

-	establishing internal controls (i.e. systems to identify, assess, manage and monitor financial and other risks), without prejudice to the supervisory role of the Board of Directors, based on the framework approved by the Board of Directors;

-	submitting to the Board of Directors complete, timely, reliable and accurate financial statements of the Company, in accordance with applicable accounting standards and Company policies;

-	preparing the required disclosures of the financial statements and other material financial and non-financial information of the Company;

-	presenting to the Board of Directors a balanced and understandable assessment of the Company’s financial position; and

-	providing the Board of Directors in a timely manner with all information necessary for it to perform its duties.

As at 31 December 2025, the Executive Committee consists of the following persons1 (this composition has not changed up to the date of this annual report).

Name	Function
Seaquence BV, represented by Johan Pauwels	Executive Vice President, Chief Operating Officer (COO)
BEspired BV, represented by Bart Van der Schueren	Chief Strategy and Technology Officer (CSTO)
Finstraco BV, represented by Koen Berges	Chief Financial Officer (CFO)
De Vet Management BV, represented by Brigitte de Vet-Veithen	Chief Executive Officer (CEO)
Level5 BV, represented by Jurgen Laudus	Vice President, Materialise Manufacturing Segment
Super Mare & Park BV, represented by Carla Van Steenbergen	Executive Vice President, Director Corporate Affairs en secretaris van de Raad van Bestuur
Nika Tech BV, represented by Udo Eberlein	Vice President, Software Segment
GloMAICo BV, represented by Koen Peters	Vice President, Medisch Segment

1 As at the date of this annual report, Valérie Nerinckx holds the position of interim CHRO, but she is not considered a permanent member of the Executive Committee.

Below are short biographies of each of the members of the Executive Committee.

Johan Pauwels, Executive Vice President and Chief Operating Officer (COO). Johan Pauwels, as permanent representative of Seaquence BV, has been Executive Vice President and Chief Operating Officer of the Company since January 2011 and has worked for the Company since its foundation. In 1990, Johan Pauwels completed his master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Johan Pauwels remained with the Company and focused on software development supporting the Company’s 3D printing services. Throughout his career at the Company, Johan Pauwels has held various positions, including Software Sales Manager and Director of Sales, and is currently Executive Vice President, responsible for the Company’s global sales organisation and sales offices worldwide. Since 2021, Johan Pauwels has also served as Chief Operating Officer of the Company. Johan Pauwels holds a Master’s degree in Electromechanical Engineering from KU Leuven.

Bart Van der Schueren, Chief Strategy and Technology Officer (CSTO). As permanent representative of BEspired BV, Bart Van der Schueren has served as Chief Strategy and Technology Officer since January 2024. Before joining the Company, Bart Van der Schueren worked at KU Leuven as liaison engineer for the newly founded Company while establishing research activities in 3D printing at KU Leuven, where he obtained a PhD in selective laser melting. In 1995, Bart Van der Schueren joined the Company and led the service bureau, which he developed from a regional player into one of the leading AM facilities in Europe. In 2018, he assumed responsibility as Chief Technology Officer. Between February 2022 and November 2023, he temporarily served as Vice President of the Software Segment. Bart Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Master’s degree in Mechanical Engineering from KU Leuven.

Koen Berges, Chief Financial Officer (CFO). Koen Berges, as permanent representative of Finstraco BV, has been Chief Financial Officer of the Company since May 2023. Koen Berges brings more than 20 years of experience in senior financial leadership roles across diverse business environments, ranging from large multinationals to leading family-owned holdings and fast-growing private equity-backed service companies. Koen Berges joined Materialise from Cheops Technology NV, a managed service provider in secure IT infrastructure and cloud computing, where he served as Chief Financial Officer and was also a member of the Executive Committee from May 2019 to April 2023. Koen Berges began his professional career at PwC Consulting and subsequently held various international financial leadership roles at ExxonMobil and the investment group Alcopa. Koen Berges holds a Master’s degree in Commercial Engineering, International Management from the University of Antwerp.

Brigitte de Vet-Veithen, Chief Executive Officer (CEO). Brigitte de Vet-Veithen, representing De Vet Management BV, has been Chief Executive Officer of the Company since January 2024. Prior to this, she served as Vice President of the Materialise Medical segment since June 2016. Brigitte de Vet-Veithen has more than 20 years of experience in the healthcare and life sciences sector. She has held various management positions at Johnson & Johnson, where she ultimately served as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis Germany. Before joining Materialise, she held several leadership roles through De Vet Management BV, including Chief Executive Officer of the Acertys Group, a supplier of medical devices, software, services and supplies to hospitals and healthcare professionals. Brigitte de Vet-Veithen holds an MBA with a major in Engineering from HEC Liège and an MBA from INSEAD.

Jurgen Laudus, Vice President, Materialise Manufacturing Segment. Jurgen Laudus, as permanent representative of Level5 BV, is Vice President of the Company’s Materialise Manufacturing segment. Jurgen Laudus joined the Company in August 2001 as a project manager and subsequently moved to the Company’s UK office to become Manager Rapid Tooling in 2003. For two years, he was responsible for both sales support and production management of the Company’s Rapid Tooling activities. In 2005, he returned to Belgium to become International Production Manager for the Company’s additive manufacturing services and later Sales Manager, playing an active role in the growth of Materialise’s additive manufacturing production activities. Jurgen Laudus holds a Master of Science in Engineering from KU Leuven.

Carla Van Steenbergen, Executive Vice President, Director Corporate Affairs and Secretary of the Board of Directors. Carla Van Steenbergen has served as in-house counsel of the Company since 2003, as permanent representative of Super Mare & Park BV, and her role has gradually evolved into that of Chief Legal Officer of the Company. Carla Van Steenbergen is a member of the Executive Committee and also Secretary of the Board of Directors. In addition to these roles, she assumed responsibility for the Company’s procurement department and M&A and partnership activities in 2024. Carla Van Steenbergen graduated from the Faculty of Law of KU Leuven in 1999. After three years at the Brussels-based law firm Marx Van Ranst Vermeersch & Partners, she moved to London to obtain an LLM degree at King’s College London.

Udo Eberlein, Vice President, Software Segment. Udo Eberlein, representative of Nika Tech BV, has been Vice President Software of the Company since November 2023. Prior to this, he co-founded Goldn in February 2021, an online workspace for creators and cosmetics suppliers, and since April 2023 has also been active at Chemovator, where he supports startups in business development. Udo Eberlein is an experienced software technology executive who has successfully built and led large and mid-sized technology organisations in complex global markets. Throughout his career, he has developed broad expertise across internet services, digital transformation, digital media software, IoT, SaaS, marketplaces, business development, strategic advisory and venture capital. He holds a degree in Logistics and Business Administration from the University of Stuttgart.

Koen Peters, Vice President, Medical Segment. Koen Peters, representative of GloMAICo BV, has been Vice President of the Company’s Medical business unit since January 2025. In this role, he oversees global operations, R&D, sales and marketing, and drives sustainable growth and performance for the medical business unit. Before joining Materialise, Koen Peters worked for 18 years at Eli Lilly & Company from 2006 to 2024, where he held various leadership roles at global, regional and country level in Japan, Germany, the United States, Belgium and the Netherlands. He has extensive expertise in the healthcare sector, including product launches, strategic marketing, lifecycle management, alliance management and commercial execution in therapeutic areas such as diabetes, obesity, cardiometabolic diseases and immunology. Earlier in his career, he gained experience in the technology sector at Alcatel Bell (now Nokia) and Scanfil. Koen Peters holds a Master’s degree in Business Engineering from Hasselt University and an MBA from INSEAD (Fontainebleau/Singapore).

(b)	Activity report

The ExCom meets bi-weekly and discusses matters relating to human resources, strategy and operational performance and execution, market trends, R&D developments, business development and the monitoring of the Company’s financial results against budget.

10.6	Procedures for the prevention of conflicts of interest

(a)	Principles

In accordance with the Corporate Governance Charter, the Board of Directors is required, in the event that certain conflicts of interest arise involving a member of the Board, a shareholder or another company of the Group, to apply the specific conflict resolution procedures set out in Articles 7:96 and 7:97 of the BCCA. Each member of the Board of Directors and the Executive Committee is required at all times to act free of conflicts of interest and to place the interests of the Company above their individual interests. Each member of the Board of Directors and the Executive Committee is required to organise their personal and business affairs in such a way as to avoid direct and indirect conflicts of interest with the Company.

All members of the Board of Directors are required to inform the Board of Directors of any conflicts of interest as soon as they arise. Where the conflict of interest is proprietary in nature, they must abstain from participating in discussions and deliberations on the relevant matter, in accordance with Article 7:96 of the BCCA. Where the conflict of interest does not fall under the provisions of the BCCA and relates to a transaction or contractual relationship between the Company or one of its entities on the one hand and a member of the Board of Directors or the Executive Committee (or a company or entity with which such member has a close relationship) on the other hand, the member must inform the Board of Directors of the conflict. The Board is required to assess whether approval of the transaction is solely driven by the Company’s interest and whether it is conducted on an arm’s length basis.

In all cases of a conflict of interest not falling under Article 7:96 of the BCCA, the member of the Board of Directors concerned must assess whether they should abstain from participation in Board discussions and voting.

(b)	Mandatory disclosures under Article 7:96 BCCA

In 2025 and in the period from 1 January 2026 to 27 March 2026, three Directors reported a conflict of interest. During the Board meeting of 27 March 2026, a conflict of interest was reported in relation to the proposed reimbursement of costs incurred in connection with the conversion of American Depositary Shares (ADSs) into dematerialised shares of the Company tradable on Euronext Brussels. More specifically, Mr Wilfried Vancraen, Ms Hilde Ingelaere and Mr Sander Vancraen, in their capacity as directors of the Company, each reported a direct ownership interest conflicting with the interests of the Company, as they had personally borne conversion costs charged by the depositary bank (The Bank of New York Mellon) in connection with the conversion of ADSs into dematerialised shares under the liquidity facility. In accordance with the applicable procedure under Article 7:96 of the BCCA, Mr Wilfried Vancraen, Mr Sander Vancraen and Ms Ingelaere disclosed the nature of their conflict of interest to the Board of Directors and withdrew from the meeting prior to deliberation and voting on this agenda item. They did not participate in either the deliberation or the decision-making. The relevant extract from the minutes of the Board meeting of 27 March 2026 reads as follows:

“The Board of Directors notes that Mr Wilfried Vancraen, Mr Sander Vancraen and Ms Hilde Ingelaere, in their capacity as directors of the Company, have a direct ownership interest conflicting with the interests of the Company within the meaning of Article 7:96 of the Belgian Companies and Associations Code, in relation to the proposed resolution to reimburse certain costs they personally incurred in connection with the conversion of American Depositary Shares (ADSs) into dematerialised shares of the Company tradable on Euronext Brussels, under the liquidity facility. Mr Wilfried Vancraen, Mr Sander Vancraen and Ms Hilde Ingelaere declare that these costs relate to conversion fees per ADS charged by the depositary bank (The Bank of New York Mellon), in accordance with the applicable arrangements with that bank.

In accordance with Article 7:96 of the Belgian Companies and Associations Code, Mr Wilfried Vancraen, Mr Sander Vancraen and Ms Hilde Ingelaere disclose the nature of this conflict of interest to the Board of Directors and leave the meeting prior to deliberation and decision-making on this agenda item. They do not participate in the deliberation or the vote.

The Board of Directors subsequently discusses, in the absence of Mr Wilfried Vancraen, Mr Sander Vancraen and Ms Hilde Ingelaere, the proposed reimbursement of the aforementioned costs. The Board notes that:

•	the costs in question arise from the conversion of ADSs into shares tradable on Euronext Brussels under the liquidity facility;

•	this conversion contributes to increasing the liquidity of the Company’s shares on Euronext Brussels;

•	the reimbursement is limited to the conversion costs actually borne by Mr Wilfried Vancraen and Ms Hilde Ingelaere, as charged by the depositary bank, and does not constitute any additional benefit.

The Board considers that the proposed reimbursement is on arm’s length terms and in the interest of the Company, as it contributes to developing a liquid market for the shares and thereby supports their attractiveness to investors.

The Board of Directors therefore resolves to approve the reimbursement of these costs.”

(c)	Mandatory disclosures under Article 7:97 BCCA

The Company and its subsidiaries may, in the ordinary course of business, enter into transactions with related parties as defined in IAS 24 and the BCCA. As at the date of this annual report, the Group has not entered into any transactions with related parties other than remuneration paid and benefits received in the ordinary course of business by members of the Board of Directors (including through Lunebeke NV in relation to Wilfried Vancraen) and the Executive Committee as a result of their roles, or services provided to the Company, and the transactions described below.

Article 7:97 of the BCCA, which applies to the Company, provides a special procedure to be followed when decisions or transactions of the Company, within the competence of the Board of Directors, concern relationships between the Company on the one hand and related undertakings of the Company on the other hand (other than subsidiaries, except where the controlling entity of the listed company also holds more than 25% in that subsidiary).

No material restrictions have been imposed or renewed by a shareholder falling within the scope of Article 7:97, §6 of the BCCA.

The Board of Directors has not been informed of any transaction or other contractual relationship between the Company and its directors and/or its related undertakings that would give rise to a conflict of interest or a related-party transaction subject to Articles 7:96 and 7:97 of the BCCA, except for the transactions described below.

(i)	Lunebeke NV

Lunebeke NV arose from the demerger of Ailanthus NV, a former shareholder of the Company owned and controlled by Wilfried Vancraen and Hilde Ingelaere, which was merged into the Company (the Merger). Prior to the Merger, Ailanthus NV had granted various loans and financial leases to the Company, including a loan at a fixed interest rate of 4.23% maturing in 2025, used to finance the purchase of a building in France. As part of the demerger, all assets and liabilities of Ailanthus NV, except for (i) shares in the Company and (ii) related equity accounting components, were transferred to Lunebeke NV, including the above-mentioned loan (see Note 26 (Related party transactions) to the audited consolidated financial statements of the Company in Part 6 “Financial Statements”).

In addition, Ailanthus NV had leased apartments to the Company to accommodate employees of foreign subsidiaries visiting the Company’s headquarters in Leuven. This rental activity was also transferred to Lunebeke NV following the demerger. In 2025, the Company incurred €314,000 in rental expenses relating to these apartments payable to Lunebeke NV.

(ii)	Indemnity agreement

In connection with and prior to the Merger, the Company entered into an indemnity agreement with Ailanthus NV and with Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV (together, the “indemnifying parties”). Under this agreement, the indemnifying parties agreed, among other things, to indemnify the Company for (i) costs incurred in connection with the Merger, (ii) potential liabilities arising from the Merger, and (iii) any adverse tax consequences for certain shareholders. The indemnification obligation applies to shareholders who held shares prior to 30 April 2021 (the “eligible shareholders”).

The indemnity agreement expires on 31 December 2030. However, the Company and all eligible shareholders may bring claims against the indemnifying parties for a period of 10 years following the event giving rise to the claim.

(iii)	Registration rights agreement

On 15 September 2016, the Company entered into a registration rights agreement with certain holders of shares, subscription rights and convertible bonds, including certain Directors, senior management and advisors (the OIR-selling shareholders) (the Registration Rights Agreement). The agreement was entered into due to administrative difficulties in depositing uncertificated shares with the ADS depositary bank and to facilitate public resale in the United States of ADSs representing their shares.

Pursuant to the agreement, the Company filed a shelf registration statement on Form F-3 with the SEC covering the offer and resale of up to 35,032,250 ADSs, which became effective on 28 September 2016 and which the Company is required to keep effective under certain conditions.

The Company bears the costs of registration, except for selling commissions, transfer taxes, ADS depositary fees and the legal fees of the selling shareholders. No transactions other than the filing and maintenance of the registration statement and facilitation of share transfers have occurred under this agreement.

(iv)	Letter Agreement regarding share issuance and registration rights

In connection with the Merger, the Company acquired 13,428,688 shares held by Ailanthus NV (the Existing LA Shares), and issued 13,428,688 new shares to Wilfried Vancraen and Hilde Ingelaere as sole shareholders of Ailanthus NV (the New LA Shares). To facilitate the public resale of ADSs representing the New LA Shares following the Merger, the Company entered into a letter agreement on 31 December 2020 with Wilfried Vancraen and Hilde Ingelaere, granting them demand and “piggyback” registration rights under certain conditions. The Company bears registration-related costs, except for commissions, transfer taxes, ADS depositary fees and their legal fees. To date, Wilfried Vancraen and Hilde Ingelaere have not exercised their registration rights under the Letter Agreement.

10.7	Compliance: internal governance rules

(a)	Insider Trading Policy

The legal framework governing market abuse rules applicable to the Company consists of Regulation (EU) No 596/2014 of 16 April 2014 on market abuse, together with the European and Belgian implementing legislation and the guidelines issued by the European Securities and Markets Authority (ESMA) and the Financial Services and Markets Authority (FSMA) (together referred to as the Market Abuse Framework).

The Company has implemented the Market Abuse Framework by adopting an insider trading policy that is made available to all employees of the Company via the Company’s website: https://www.materialise.com/en/documentation/policies.

The insider trading policy is intended to ensure that persons in possession of inside information do not misuse such information, do not place themselves under suspicion of misuse, and that such persons maintain the confidentiality of this information and refrain from market manipulation. This specifically concerns sufficiently precise information about the Group or the Company’s shares which is not public and which, if made public, would be likely to have a significant effect on the price of those shares. The insider trading policy also contains specific rules applicable to members of the Board of Directors and the Executive Committee, as well as their closely associated persons and legal entities.

All trading or transactions in Materialise shares by persons discharging managerial responsibilities and their closely associated persons, as defined in the Market Abuse Framework, must be reported to the FSMA as well as to the Company’s compliance officer, who is responsible for supervising compliance with the market abuse rules and the insider trading policy.

(b)	Code of Conduct & Ethics

Materialise’s Code of Conduct & Ethics contains general guidelines for conducting business activities in accordance with the highest standards of corporate integrity. Its scope is defined as broadly as possible and does not exclude any business activity, geographical region, or interaction with specific stakeholders. It does not explicitly apply to the upstream or downstream value chain. To the extent that this code imposes stricter standards than those commonly applied in commercial practice or required by applicable laws and regulations, the Company adheres to these higher standards. The code applies to all directors, executives, consultants/self-employed persons, contractors, and employees. In principle, it covers all material impacts, risks, and opportunities identified by the Company. Given its broad scope, no specific interests of individual stakeholders are addressed separately. The Code of Conduct & Ethics also contains principles on anti-bribery and anti-corruption, in accordance with applicable legislation. In general, the Company has assessed the risk of corruption and bribery as low and has not implemented specific measures for roles that may be considered higher risk (such as sales management functions).

(c)	Whistleblower Policy

Materialise’s Whistleblower Policy describes the procedure for reporting complaints or concerns regarding questionable or unethical accounting and ethical matters, in accordance with applicable EU law and Belgian national law.

All members of senior management and the Board of Directors, as well as all employees (regardless of employment status), shareholders, interns, consultants, facilitators, third parties connected to any of the foregoing who are at risk of work-related retaliation (e.g. colleagues or family members), and persons working under the supervision or direction of contractors, subcontractors, and suppliers, have the responsibility to prevent and report any questionable or unethical accounting or ethical matters or other related acts that expose the Company or its personnel to civil or criminal liability. The whistleblowing system is designed to protect employees and other relevant persons who report in good faith a situation they believe concerns an accounting or ethical matter from retaliation and to ensure that such reports are thoroughly investigated.

Reports are, in principle, handled by members of the Compliance team within the Legal department, who are qualified lawyers. This team reports to the Executive Vice President Corporate Affairs, who is responsible for implementing the policy.

The policy also provides information on how to contact members of the Audit Committee or the Company’s compliance officers. In addition, it includes an overview of external reporting channels in various EU Member States and a detailed explanation of protection against retaliation, in accordance with Belgian legislation transposing the relevant EU Directive.

(d)	Integration into the corporate culture

The Company promotes its corporate culture by, among other things, actively training all new employees on the Insider Trading Policy, Whistleblower Policy, and Code of Conduct & Ethics. To this end, all employees are enrolled in training that includes, among other things, an introductory compliance video, explanations of the aforementioned policies, and other topics related to corporate culture, such as information security, intellectual property, the Company’s mission and vision, a video message from the COO on the meaning of sustainability for Materialise, and a sustainability information guide available via SharePoint.

All employees and directors are required to report any known or suspected breach of the Code of Conduct & Ethics, including breaches of applicable laws and regulations or internal policies. Such reports must be made without delay to the direct line manager or to the Chief Financial Officer or Chief Legal Officer. These officers investigate the report. If an employee does not feel comfortable reporting through the hierarchical line, or if no satisfactory response is obtained, they may contact the Chief Financial Officer or Chief Legal Officer directly. Reports may also be made via the Compliance Helpline, which is available 24 hours a day, 7 days a week via http://www.openboard.info/MTLS/, by email, or by telephone. These reporting channels are also accessible to external stakeholders and serve as internal reporting channels under the Whistleblower Policy. Anonymity is permitted when reporting via the Compliance Helpline. All reports are handled with appropriate discretion and confidentiality. All incidents related to business operations, including corruption and bribery, are investigated in a timely, independent, and objective manner. The Company ensures confidentiality to the extent possible, taking into account applicable legislation and the need to investigate reports. Whistleblowers are protected against retaliation in accordance with applicable legislation transposing Directive (EU) 2019/1937.

In 2025, one report was received via the Compliance Helpline; it contained insufficient information to initiate an investigation.

Main actions: In 2025, all new employees worldwide were automatically enrolled in training on corporate policies. By year-end, 99.6% of employees who joined during the year had completed this training. In the context of the additional listing on Euronext Brussels on 20 November 2025, the three policies were updated. New employees hired thereafter were trained on the updated versions of these policies. For existing employees, a refresher training was organised. As of 5 March 2026, 84% of all employees had completed this training.

Scope: the training applies to all employees worldwide.

In the event of changes to the aforementioned policies, the Company provides additional training or refresher training for the relevant employees. No periodic refresher training is provided in the absence of changes.

In addition, the Company makes a wide range of information available to its employees regarding its mission, vision, strategy, values, and culture. This contributes to consistent and strong communication, enabling employees to uphold the values of meaningful innovation, transparent integrity, sustainable quality, results-driven co-creation, and an organisation driven by passionate people. This fosters a culture of innovation and engagement with sustainability. As a dynamic multinational organisation, the Company values diversity and inclusion and offers a flexible and supportive working environment in which everyone can develop and turn initiatives into tangible results.

10.8	Remuneration report

This remuneration report has been prepared in accordance with Article 3:6, paragraph 3 of the BCCA (the Remuneration Report). This Remuneration Report provides an overview of the remuneration applied during the financial year 2025 and should be read in conjunction with the Remuneration Policy.

On 16 March 2026, the Remuneration and Nomination Committee discussed the draft remuneration report, which forms a specific part of the Corporate Governance Statement in this annual report, and confirmed that the draft report contains all legally required information.

(a)	Board of Directors

The director mandate of executive Directors is not remunerated.

The remuneration of non-executive Directors consists of a fixed amount and of an amount that varies in function of the Director’s effective attendance (in person or otherwise) at the Board meetings during the quarter concerned. The remuneration of non-executive Directors is not related to the results of the Company.

The table below sets out the remuneration of the Directors in 2025.

Name	Role	Fixed fee	Board attendance fee	Chair of the Audit Committee	Audit Committee attendance fee	Remuneration and nomination Committee attendance fee	Other		Total
Wilfried Vancraen	Chair, executive Director	-	-	N/A	N/A	N/A	€150,735	(1)	€150,735
Jozef Vander Sloten(2)	Non-executive Director	€5,800	€2,175	N/A	N/A	€725	-		€8,700
Peter Leys(3)	Non-executive Director, Chair of Remuneration and Nomination Committee	€11,600	€13,050	N/A	N/A	€725	€15,565		€40,940
A Tre C BV, permanently represented by Johan De Lille	Non-executive Director, Chair of Audit Committee	€11,600	€11,600	€8,680	€2,900	€0	-		€34,780
Hilde Ingelaere(4)	Executive Director	-	-	N/A	N/A	N/A	€150,735		€150,735
Sander Vancraen	Non-executive Director	€11,600	€13,150	N/A	N/A	N/A	-		€24,650
Jürgen Ingels	Non-executive Director	€11,600	€10,150	N/A	€1,450	N/A	-		€23,200
Marleen Mannekens(5)	Independent Director	€5,800	€8,700	N/A	€1,450	N/A	-		€15,950
Godelieve Verplancke	Independent Director	€11,600	€13,050	N/A	N/A	€1,450	-		€26,100
Bart Luyten(6)	Independent Director	€11,600	€12,325	N/A	€1,450	€725	-		€26,100
Volker Hammes	Independent Director	€11,600	€13,050	N/A	N/A	N/A	€6,418		€31,068

(1)	Via the service agreement between the Company and Lunebeke NV, represented by Wilfried Vancraen.
(2)	Until the end of his mandate on June 3, 2025. Fixed fee for Q1 & Q2.
(3)	Became a member of the Remuneration and Nomination Committee by a Board of Directors decision on September 23, 2025, and was appointed as Chairman of the Remuneration and Nomination Committee on September 23, 2025.
(4)	Via the service agreement between the Company and Hilde Ingelaere. This amount includes € 25,155 pension plan contributions.
(5)	As from the start of her mandate on June 3, 2025. Fixed fee as from Q2.
(6)	Was a member of the Audit Committee until June 24, 2025. Became a member of the Remuneration and Nomination Committee as from June 24, 2025.

All members of the Board are covered by D&O Insurance, the premium of which is paid by the Company. The Directors are reimbursed for reasonable and justified travel expenses and costs to the extent that these costs were reasonably incurred in the exercise of their duties. Non-executive Directors enjoy no other benefits. They do not receive any performance-related remuneration (e.g. bonuses or share options), nor any benefits in kind or benefits linked to pension plans.

Non-executive Directors do not receive any portion of their remuneration in the form of shares in the Company. For information on this deviation from the Belgian Corporate Governance Code, see 10.1 “Governance principles”.

(b)	Executive Committee

(i)	Overview

The remuneration paid to the members of the Executive Committee consists of a fixed annual amount, as well as one or more of the following additional remuneration components:

-	A variable annual remuneration in cash (in function of pre-determined short-term (e.g. one year) and/or longer term (e.g., three years) targets);

-	Stock based compensation (in the form of, e.g., warrants, stock options or phantom stocks); and/or

-	A group insurance scheme and other benefits.

The members of the Executive Committee may also be directors of, or hold an office in, the Company’s subsidiaries. Any remuneration received for the exercise of such a mandate or office is also reflected in this Remuneration Report.

The table below sets out the remuneration of the Executive Committee in 2025.

	Chief Executive Officer	Other members of the Executive Committee	Total
Base salary	€489,195	€2,434,565	€2,923,760
Other benefits (incl. mobile phone and director and officer liability insurance)	N/A	N/A	N/A
Reimbursement of necessary and reasonable expenses	€8,530	€26,617	€35,147
Phantom stock	€15,000	€75,000	€90,000
Other share-based incentives	€30,000	€105,000	€135,000
Pension plan	N/A	N/A	N/A
Total remuneration	€542,725	€2,641,182	€3,183,907
Proportion of fixed remuneration in total remuneration	90.14%	92.18%	91.83%

(ii)	Subscription rights

Materialise has issued subscription rights under the 2023 subscription right plan, pursuant to which the Company can grant up to 500,000 subscription rights to employees, Directors or managers performing services to the Group.

As at the date of this Annual Report, the Company has granted 350,000 subscription rights under the 2023 subscription right plan, of which 25,000 were granted in March 2025 with an exercise price of € 7.59 per subscription right.

The table below provides a detailed overview of the total numbers of subscription rights for each member of the ExCom for the year ending December 31, 2025.

	Information for reported year
	Opening balance		During the year								Closing balance
Name(1)	Vested	Un-vested	# awarded	Value awarded (€)	# vested	Value vested (€)	# exercised	Value exercised (€)	# forfeited	Value forfeited	Vested	Un-vested
Johan Pauwels	0	25,000	25,000	121,750	2,500	12,175	0	0	0	0	2,500	22,500
Bart Van der Schueren	0	50,000	50,000	243,500	5,000	24,350	0	0	0	0	5,000	45,000
Jurgen Laudus	0	50,000	50,000	243,500	5,000	24,350	0	0	0	0	5,000	45,000
Carla Van Steenbergen	0	50,000	50,000	243,500	5,000	24,350	0	0	0	0	5,000	45,000
Brigitte de Vet-Veithen	0	100,000	100,000	487,500	10,000	48,750	0	0	0	0	10,000	90,000
Koen Berges	0	25,000	25,000	121,750	2,500	12,175	0	0	0	0	2,500	22,500
Udo Eberlein	0	25,000	25,000	127,250	2,500	12,725	0	0	0	0	2,500	22,500
Koen Peters	0	25,000	25,000	189,750	0	0	0	0	0	0	0	25,000

(1)	The subscription rights were initially granted to the management companies through which the above individuals perform their services in the Executive Committee and subsequently transferred to the above individuals.

The subscription rights are granted to participants for free and each subscription right entitles its holder to subscribe to one share against an exercise price determined by the Board of Directors or one or more persons it has mandated thereto on the date of the grant of the relevant subscription right.

The subscription rights that have been granted to participants will vest over a period of four years, whereby (i) a first tranche of 10% of the total number of subscription rights granted to the relevant participant vested on December 31, 2025, (ii) a second tranche of 20% of the total number of subscription rights granted to the relevant participant will vest on December 31, 2026, (iii) a third tranche of 30% of the total number of subscription rights granted to the relevant participant will vest on December 31, 2027, and (iv) a fourth tranche of 40% of the total number of subscription rights granted to the relevant participant will vest on December 31, 2028, unless otherwise decided by the Board of Directors or one or more persons it has mandated thereto. The subscription rights will only vest on the condition that the relevant participant is still connected by an employment or service agreement with or a director mandate in the Group on the relevant vesting date, unless otherwise decided by the Board of Directors or one or more persons it has mandated thereto.

The vesting always refers to entire subscription rights. In case the respective annual percentage of the total number of subscription rights that are granted to the relevant participant is not a whole number, the number will be rounded down and an additional subscription right will vest for the year as soon as the sum of the until then neglected fractions amounts to one.

The subscription rights are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the Company of the second and the fourth quarter, or (ii) if no quarterly results are published, during the months March and September of each year. The subscription rights have a term of ten years as from the date of the issuance of the subscription rights under the 2023 subscription right Plan. Upon the grant of the subscription rights, however, the exercise period of the subscription rights was set at seven years with a possibility for the Board of Directors to extend this to ten years.

Even after the grant of the subscription rights, the Board of Directors or one or more persons it has mandated thereto may amend the vesting conditions of all or part of the subscription rights, it being understood that the rights of the holder of the subscription rights may not be limited without the consent of the holder of the subscription rights, and provide for additional exercise periods of the subscription rights.

(iii)	Severance payment

During 2025, no severance payments have been made to members of the ExCom.

(iv)	Use of right to reclaim

Any grant of variable remuneration is subject to the Clawback Policy, as adopted by the Board of Directors in 2023, according to which the Company retains the right to reclaim any incentive-based compensation awarded or paid during the three financial years preceding an accounting restatement due to material noncompliance with financial reporting requirements.

During 2025, the Company has not used its right to reclaim.

(v)	Derogations from the Remuneration Policy

During 2025, there were no deviations from the Remuneration Policy.

(vi)	Evolution of the remuneration and the performance of the Company

As Materialise only became a listed company in 2025, the Company was not under an obligation to provide a Remuneration Report for the period before 2025. The Company does not have readily available the information related to financial years prior to 2025 to allow a comparison with previous financial years. Therefore, this Remuneration Report includes the information related to 2025 only.

(vii)	Yearly performance of the Company

With respect to 2025, the Company used a number of performance criteria that determined the variable remuneration of the members of the ExCom.

Variable remuneration is primarily linked to the achievement of financial performance objectives, relating to the Company’s performance over a one-year period and may, in certain circumstances, be complemented by variable remuneration linked to longer-term performance (e.g. over a three-year period). Financial objectives include revenue growth, profitability and other key financial performance indicators. They are aligned with the Company’s long-term strategy, focusing on growth and scale in specific areas where the Company seeks to strengthen its market position, including through the use of proprietary technology. The objectives are set at the beginning of each year, taking into account both short-term budget objectives and longer-term strategic targets prepared by the Executive Committee, following a combined top-down and bottom-up approach. Performance is assessed against the Company’s financial results using pre-agreed metrics.

In addition, the Board of Directors may set non-financial targets at the beginning of each year. Based on the achievement of these targets, the Board may decide to grant additional variable remuneration linked to individual performance, in particular where financial objectives are only partially achieved. This assessment is made at the discretion of the Board, upon recommendation of the Remuneration and Nomination Committee and, for members of the Executive Committee other than the CEO, taking into account the advice of the CEO. The assessment considers the individual’s contribution to the Company’s mission and objectives, level of engagement and responsibility, and the development of relevant competencies and skills. These objectives are designed to support the achievement of the Company’s sustainability goals, strategic priorities and social well-being policies.

(viii)	Yearly average remuneration of the employees of the Company

Average remuneration of employees on a full-time equivalent basis in 2025 is € 64,098.53.

Ratio highest and lowest remuneration(*)
Highest remuneration to members of the Excom	€542,725.00
Lowest remuneration (in full time equivalent) of the employees	€6,717.88
Ratio highest remuneration/lowest remuneration	80.78814

(*) Calculated across the global workforce and reflecting differences in cost of living across countries.

11.	Miscellaneous

11.1	Shareholders- and capital structure

(a)	Shares

As at the date of this Annual Report, the Company’s share capital amounts to € 4,487,050.49 represented by 59,067,186 shares. The Company’s share capital is fully paid up. On November 14, 2025, the Company increased its share capital with € 30,000,000 through conversion of part of the unavailable issue premium in the same amount into share capital, after which the Company decreased its share capital with € 30,000,000 without distribution to the shareholders and with creation of an available reserve in the same amount.

There are no classes of shares. The shares are in euro, have no nominal value and each represent an equal part of the share capital. All shares have identical voting, dividend and liquidation rights. However, fully paid-up shares that have been continuously registered in the name of the same shareholder in the Company’s share register for at least two years will, in accordance with Article 7:53 of the BCCA, carry double voting rights compared to other shares representing an equal portion in the share capital. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the shares, at the Family Shareholders’ request, maximum six Directors must be appointed by the shareholders from a list of candidates proposed by the Family Shareholders.

Taking into account the double voting rights attached to fully paid-up ordinary shares that have been continuously registered in our share register in the name of the same shareholder for at least two years, the members of our Board of Directors and senior management collectively hold 73.40% of the voting rights as at 1 April 2026.

(b)	Subscription rights

As at the date of this Annual Report, the Company has 500,000 subscription rights issued, of which 350,000 subscription rights have been granted to members of the Executive Committee and remain outstanding, under the 2023 subscription right plan. 25,000 of the granted subscription rights have lapsed. Each outstanding subscription right entitles its holder to subscribe for one share at a weighted average exercise price of € 4.89 per share.

(c)	Shareholder base

In respect of the composition of the shareholder base on December 31, 2025, reference is made to “Investor and shareholder Information” in the 2025 annual report.

11.2	Restrictions on transfer of financial instruments

There are no legal or statutory transfer restrictions that apply to the financial instruments of the Company.

11.3	Holders of financial instruments with particular voting rights and description of such rights

The Company has not issued any financial instruments with particular voting rights. Each share entitles the holder thereof to one vote subject to restrictions under Belgian law. However, fully paid-up shares that have been continuously registered in the name of the same shareholder in the Company’s share register for at least two years will, in accordance with Article 7:53 of the BCCA, carry double voting rights compared to other shares representing an equal portion in the share capital.

11.4	Mechanism for controlling any employee share scheme where control rights are not exercised directly by the employees

The Company does not have in place any mechanism for controlling employee share plans where control rights are not exercised directly by the employees.

11.5	Legal or statutory limitations regarding the exercise of the voting rights attached to shares

Voting rights may be suspended, including in relation to shares:

-	which are not fully paid up, notwithstanding the request thereto by the Board of Directors;

-	to which more than one person is entitled, unless a single person is appointed to exercise the voting right;

-	which entitle their holder to voting rights above the threshold of 5% or any multiple of 5% of the total number of voting rights attached to the outstanding securities of the Company on the date of the Shareholders’ Meeting, unless the shareholder has notified the Company and the Financial Services and Markets Authority (the FSMA) at least 20 days prior to the date of the Shareholders’ Meeting of its shareholding reaching or exceeding the threshold; and

-	of which the voting right was suspended by a competent court.

11.6	Shareholders’ agreement

On the date of this Annual Report, the Company has no knowledge of the existence of any shareholders’ agreements between the shareholders.

11.7	Rules relating to the nomination and replacement of Directors and regarding the changes to the Articles of Association

(a)	Rules regarding the changes to the Articles of Association

A Shareholders’ Meeting is validly convened when at least 50% of the share capital is present or represented. The resolutions are adopted with at least the majority of the votes cast at the Shareholders’ Meeting, without prejudice to stricter majority requirements set out in the BCCA. Indicatively, capital increases (other than decided by the Board of Directors in the framework of the authorized capital), decisions with respect to the dissolution, mergers, demergers and certain other reorganizations of the Company, amendments to the Articles of Association (other than amendments to the corporate object), and certain other matters require a majority of at least 75% of the votes cast (whereby abstentions are not included in the numerator nor in the denominator). An amendment of the Company’s corporate object requires the approval of at least 80% of the votes cast at a Shareholders’ Meeting (whereby abstentions are not included in the numerator or in the denominator). If the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second meeting may validly deliberate and decide regardless of the number of shares present or represented. The special majority requirements, however, remain applicable.

(b)	Rules regarding the nomination and replacement of Directors

As long as the Family Shareholders collectively hold, directly or indirectly, 20% or more of the shares, if a Family Shareholder so requests, up to six members of the Board of Directors must be appointed exclusively from a list of candidates nominated by a majority of all Family Shareholders who on the date of the appointment individually hold, directly or indirectly at least 3% of the shares. If a Director nominated by the Family Shareholders resigns or is dismissed, the resulting vacancy must be filled by a nominee proposed by the majority of the remaining Directors nominated by the Family Shareholders (if any).

The appointment and renewal of all Directors (i) is proposed by the Board based on a recommendation of the Remuneration and Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the BCCA and the Articles of Association, and (ii) is subject to approval by the Shareholders’ Meeting deciding with a simple majority and with no presence requirement. The Board may temporarily co-opt a Director to fill a vacancy until the next Shareholders’ Meeting which will proceed to the definitive appointment of a member. In the absence of confirmation, the mandate of the co-opted Director ends at the close of such next Shareholders’ Meeting, without prejudice to the regularity of the composition of the Board up to that point.

The Board has in place nomination procedures and objective selection criteria for executive and non-executive Board members. The Directors may be natural persons or legal entities but need not be shareholders. Whenever a legal entity is appointed as a Director, it must appoint an individual as its permanent representative, who will carry out the office of Director in the name and on behalf of that legal entity. In their capacity as Board members, Board members may not be subject to an employment agreement with the Company.

Each Director individually should have skills, knowledge and experience that are complementary to the need of the Company, and should bring to the Board an inquisitive and objective perspective that enables him or her, if needed, to challenge management. When dealing with a new appointment, the Chairman of the Board and the chair of the Remuneration and Nomination Committee must ensure that, before considering the candidate, the Board has received sufficient information such as the candidate’s curriculum vitae, an assessment of the candidate based on the candidate’s initial review, a list of the positions the candidate currently holds, and, if applicable, the necessary information for assessing the candidate’s independence. The Remuneration and Nomination Committee leads the nomination process and recommends suitable candidates to the Board. The Board is responsible for proposing members for nomination to the Shareholders’ Meeting. Any proposal for the appointment of a Director to the Shareholders’ Meeting shall be accompanied by a recommendation from the Board, based on the advice of the Remuneration and Nomination Committee. It shall be accompanied by the relevant information on the candidate’s professional qualifications together with a list of the positions the candidate already holds.

11.8	Authority of the Board regarding the issue of shares

On June 3, 2025, the extraordinary Shareholders’ Meeting authorized the Board of Directors to, for a period of five years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”), issue shares in the framework of authorized capital and to increase the share capital in one or more times by a maximum amount of € 4,487,050.49 (excluding issue premium).

11.9	Authority of the Board regarding the buy-back of own shares

On November 14, 2025, the extraordinary Shareholders’ Meeting authorized the Board of Directors to, for a period of five years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”), without prior approval of the Shareholders’ Meeting, on or outside the stock exchange, directly or indirectly, by way of purchase, exchange, contribution or any other form of acquisition, acquire the maximum number of own shares permitted by law at a price per share which will not be lower than € 1, or higher than 20% above the highest closing price of the ADSs on Nasdaq (if these are listed on Nasdaq) and of the shares on Euronext Brussels (if these are listed on Euronext Brussels), during the 30 days preceding either the acquisition or, in case of a public tender offer to repurchase, the announcement date thereof, in accordance with Articles 7:215 et seq. of the BCCA.

On November 14, 2025, the extraordinary Shareholders’ Meeting further authorized the Board of Directors to cancel shares acquired by the Company or, without prior approval of the Shareholders’ Meeting and in accordance with Articles 7:215 et seq. of the BCCA, dispose of shares acquired by the Company, without limitation in time, on or outside the stock exchange, directly or indirectly, by way of sale, exchange, conversion of bonds or any other form of disposal, to (i) one or more specified persons other than members of the personnel (in which case Directors representing in fact such persons or persons connected to such persons may not participate in the deliberations of the Board of Directors) or (ii) the personnel.

On November 14, 2025, the extraordinary Shareholders’ Meeting also authorized the Board of Directors to, for a period of three years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”), without prior approval of the Shareholders’ Meeting, acquire or dispose own shares, on or outside the stock exchange, directly or indirectly, by way of purchase, sale, exchange, contribution, bond conversion, or any other form of acquisition or disposal, when such acquisition or disposal is necessary to prevent an imminent serious disadvantage to the Company.

Pursuant to these authorizations, Materialise has proceeded with the repurchase of its own shares since 26 January 2026, pursuant to which, as of 10 April 2026, it has repurchased 545,529 own shares for an aggregate consideration of € 2,455,767, in accordance with Articles 7:215 et seq. of the BCCA.

11.10	Important agreements that enter into force, change or terminate upon a change of control over the Company following a public take-over bid

The Company has not entered into any important agreements that enter into force, are amended or terminate upon a change of control of the Company following a public take-over bid.

11.11	Agreements containing specific remuneration for Directors or employees in case of dismissal or termination without cause pursuant to a change of control over the Company

Materialise has not entered into, and is not party to, any agreements that provide for specific remuneration to Directors or employees in the event of dismissal or termination without cause pursuant to a change of control over the Company.

11.12	Diversity

Materialise embraces diversity and inclusion as key drivers of innovation and long-term value creation. At the level of the Board, this is reflected in the Corporate Governance Charter (section 5) stating that the composition of the Board ensures diversity in skills, backgrounds, nationalities, age, and gender, reflecting the Company’s global operations and stakeholder interests. The four first selection criteria ensure the complementarity in terms of professional skills, knowledge and experience, while the fifth criterion sets a goal to consider candidates of different gender.

In accordance with Article 7:86 of the BCCA, although the gender diversity requirement will only apply to the Company as of January 1, 2031, the Board is composed of at least one-third members of the different gender. The current Board has three (30%) female Directors and seven (70%) male Directors, with a diversity of education and professional experience.

We are committed to providing equal opportunity and fair treatment to all individuals based on merit, without discrimination because of race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, veteran status, or any other characteristic protected by law. This commitment is firmly embedded in our Code of Conduct and reflected in our anti-discrimination hiring policy, in place since 2021, and in our explicit rejection of any form of forced or compulsory labor in our own operations and supply chain.

Our recruitment and talent practices are designed to attract and grow a diverse pipeline of qualified candidates. We base hiring decisions on neutral, role-related criteria and maintain a formalized wage band system to guarantee “equal pay for equal work,” benchmarked regularly against legal and industry standards.

11.13	Non-financial information

Reference is made to Part 7 “CSRD” in the 2025 annual report.

[Signature Page Follows]

Done in Leuven on May 13, 2025

Wilfried Vancraen	Hilde Ingelaere
Director	Director